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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

In the matter of a Notice of Meeting and Management Proxy Circular
Dated: January 8, 2004

CANADIAN IMPERIAL BANK OF COMMERCE

199 Bay Street
13th Floor
Commerce Court West
Toronto, Ontario
Canada
M5L 1A2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

        Dated the 28th day of January, 2004.

CANADIAN IMPERIAL BANK OF COMMERCE
By:	/s/ JOHN C. PATTISON Name: John C. Pattison Title: Senior Vice-President
By:	/s/ VALERIE K. PETTIPAS Name: Valerie K. Pettipas Title: Assistant Corporate Secretary

Table of Contents:

  •
  Notice of Meeting

  •
  Management Proxy Circular

  •
  Proxy Form

  •
  Registered Consent Form

  •
  Beneficial Consent Form

Notice of Annual Meeting of Shareholders
February 26, 2004
and
Management Proxy Circular

For what matters.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual Meeting of Shareholders (the "Meeting") of Canadian Imperial Bank of Commerce ("CIBC" or the "Bank") will be held at The Fairmont Winnipeg, located at Two Lombard Place, Winnipeg, Manitoba, Canada, on Thursday, February 26, 2004 at 10:00 a.m. (Central Standard Time) for the following purposes:

1.
to receive the financial statements for the year ended October 31, 2003 and the auditor's report on the statements;

2.
to appoint an auditor;

3.
to elect directors;

4.
to consider a special resolution confirming an amendment to section 2.6 of By-Law No. 1, a section relating to the remuneration of directors;

5.
to consider a special resolution confirming an amendment to By-Law No. 1, to add a provision relating to the appointment of directors;

6.
to consider certain shareholder proposals attached as Schedule "D" to the accompanying Management Proxy Circular; and

7.
to transact such other business as may properly be brought before the Meeting.

By Order of the Board

(Signed) Michelle Caturay
Corporate Secretary
January 8, 2004

Please Note:

We request that shareholders who are unable to attend the Meeting in person, complete and return the enclosed form of proxy in the envelope provided or mail to CIBC's transfer agent, CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9, Attention: Proxy Department or send by facsimile to (416) 368-2502 not later than 10:00 a.m. (Eastern Standard Time) on February 25, 2004.

On January 8, 2004 (the date for determining shareholders entitled to receive notice of the Meeting) the number of outstanding common shares was 362,504,156.

Shareholders with questions regarding items being voted on at the Meeting may telephone CIBC's transfer agent in Toronto at (416) 643-5500 or toll free in North America at 1-800-387-0825.

Shareholders who are planning to attend the Meeting and who require special arrangements for hearing or access impairment should direct their request for assistance to the Corporate Secretary at 199 Bay Street, Commerce Court West, 13th Floor, Toronto, Ontario, M5L 1A2.

(i)

January 8, 2004

Invitation to Shareholders

We invite you to join us at CIBC's Annual Meeting of Shareholders at The Fairmont Winnipeg, Two Lombard Place, Winnipeg, Manitoba, on Thursday February 26th, 2004, at 10:00 a.m. (Central Standard Time).

You will have an opportunity to express your views and ask questions of the Board of Directors and senior management. You will also hear about the Bank's 2003 performance and management's plans going forward.

At the meeting, we will consider a number of important matters as set out in the Management Proxy Circular (the "Circular"). It is important that you exercise your vote, either in person at the Meeting or by completing and sending in your proxy. Further details about voting are on pages 1 to 3 of the Circular.

We hope you will be able to join us, in person, or through our webcast, which will be available live at www.cibc.com. In the meantime, you may wish to view CIBC's 2003 Annual Report, quarterly results, analysts' presentations and other corporate information available at www.cibc.com.

Sincerely,

(Signed) William A. Etherington Chairman of the Board	(Signed) John S. Hunkin President and Chief Executive Officer

(ii)

TABLE OF CONTENTS

Voting Information
1	Solicitation of Proxies
1	Voting Matters
1	Who Can Vote
1	How to Vote
1	– Registered Shareholders
1	– Non-Registered Shareholders
2	Voting by Proxy
2	– Appointing a Proxyholder
2	– Voting Discretion of Proxyholder
3	– Revoking the Proxy
3	Voting Restrictions
Business of the Meeting
3	Financial Statements
3	Appointment of Auditor
3	– Fees
4	– Fee Policy
4	Election of Directors
9	By-Law Amendment Relating to Remuneration of Directors
10	By-Law Amendment Relating to Appointment of Directors
10	Shareholder Proposals
Executive and Director Compensation
11	Compensation of Directors
11	– Remuneration
12	Report on Executive Compensation
13	– Components of Total Compensation
13	– Base Salary
13	– Benefits
13	– Cash Incentives
14	– Equity Incentives
15	– Benchmarking Practices
15	– Executive Share Ownership Guidelines
16	– Review of Performance
18	– Chief Executive Officer's Compensation
19	– Summary
19	Performance Graph
20	Summary Compensation Table
21	Employee Stock Option Plan
21	Retirement Special Incentive Program Deferred Share Units
22	Pension Arrangements
23	Employment Contracts
Other Information
23	Indebtedness of Directors and Executives
25	Statement of Corporate Governance Practices
25	– Improving Board Independence
26	– Response to Regulatory Environment
26	Directors and Officers Liability Insurance
26	Normal Course Issuer Bid
27	Availability of Information
27	Directors' Approval
Schedules
28	Schedule "A" – Policy on the Scope of Services of the Shareholders' Auditor
30	Schedule "B" – Committee Memberships and Record of Attendance by Directors
31	Schedule "C" – Board Memberships of Nominees for Election as Directors
32	Schedule "D" – Shareholder Proposals
34	Schedule "E" – Statement of Corporate Governance Practices
39	Schedule "F" – Comparison of New York Stock Exchange Corporate Governance Rules and CIBC Corporate Governance Practice

All information is as of December 31, 2003, and all dollar figures are in Canadian dollars, unless otherwise stated.

VOTING INFORMATION

SOLICITATION OF PROXIES

This Management Proxy Circular (the "Circular") is provided in connection with the solicitation by management of Canadian Imperial Bank of Commerce ("CIBC" or the "Bank") of proxies to be used at CIBC's Annual Meeting of Shareholders (the "Meeting") where the matters set out in the accompanying Notice of Meeting will be considered. The Meeting is to be held on Thursday, February 26, 2004, at 10:00 a.m. (Central Standard Time), at The Fairmont Winnipeg, Two Lombard Place, Winnipeg, Manitoba. The solicitation of proxies will be made primarily by mail. The return of proxies may also be solicited by telephone, in writing, or in person by employees of CIBC and by CIBC's agents at nominal cost. The cost of solicitation will be paid by CIBC.

VOTING MATTERS

At this year's Meeting, shareholders are voting on the appointment of an auditor, election of directors, management's proposal to amend section 2.6 of By-Law No. 1 relating to the remuneration of directors, management's proposal to amend By-Law No. 1 relating to the appointment of directors and shareholder proposals.

WHO CAN VOTE

Except for certain restrictions explained below under Voting Restrictions, each shareholder is entitled to one vote for each common share registered in his or her name on January 8, 2004. If you are not a registered shareholder but you beneficially own shares, meaning that your shares are held in the name of a nominee such as a bank, broker or trust company, you are also entitled to one vote for each share beneficially owned on January 8, 2004. If you acquired your shares after January 8, 2004 and wish to vote, you should take the following steps on or before February 16, 2004:

  (1)
  request that the Bank's transfer agent, CIBC Mellon Trust Company ("CIBC Mellon" or the "Transfer Agent"), add your name to the voters' list; and

  (2)
  produce properly endorsed share certificates or provide sufficient information to establish that you own the shares.

As of December 31, 2003 there were 362,688,706 common shares of CIBC outstanding which, subject to applicable Bank Act restrictions, were eligible to vote on each of the matters to be voted on at the Meeting. To the knowledge of the directors and officers of CIBC, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to any class of shares of CIBC.

HOW TO VOTE

Registered Shareholders

Registered shareholders may vote in person at the Meeting or may give another person authority to vote at the Meeting on their behalf by appointing a proxyholder, as described below under Voting By Proxy and Appointing a Proxyholder.

Non-Registered Shareholders

A non-registered shareholder is a shareholder who beneficially owns shares but the shares are held in the name of a nominee, such as a bank, broker or trust company. You may vote your shares through your nominee or in person at the Meeting. To vote your shares through your nominee you should follow the instructions on the request for instructions or proxy form provided by your nominee.

To vote your shares in person at the Meeting you should take the following steps:

  (1)
  appoint yourself as the proxyholder by writing your own name in the space provided on the request for voting instructions or proxy form; and

  (2)
  return the request for voting instructions or proxy form to the nominee in the envelope provided.

Do not complete the voting section of the form as your vote will be taken at the Meeting.

If you have voted through your nominee and would like to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedures you need to follow.

If you are a participant in the CIBC Shareholder Investment Plan (the "Plan"), CIBC Mellon, the agent for the Plan, will vote or withhold from voting based on the instructions given by you on the enclosed proxy form. The voting instructions may be withdrawn only by revoking the proxy as set out under Revoking the Proxy.

VOTING BY PROXY

If you will not be at the Meeting, you may still vote by using the proxy. Please vote, sign, date and return the proxy in the envelope provided or by facsimile to CIBC Mellon at (416) 368-2502, not later than 10:00 a.m. (Eastern Standard Time) on February 25, 2004. Proxies to be voted at the Meeting must be deposited with the Corporate Secretary at 199 Bay Street, Commerce Court West, 13th Floor, Toronto, Ontario, Canada, M5L 1A2 or with CIBC's transfer agent at CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9, Attention: Proxy Department.

Proxies returned to CIBC Mellon are counted and tabulated independently of CIBC to preserve the confidentiality of individual shareholder votes. Management of CIBC is not made aware of how individual shareholders have voted except where comments made by shareholders are intended for the attention of management or where required by applicable law.

Unless otherwise noted, a simple majority of the votes cast at the Meeting, in person or by proxy, will constitute approval of any matter submitted to a vote.

Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting and to vote your shares. You may choose anyone to be your proxyholder – the person you choose does not have to be a CIBC shareholder. Simply insert the person's name in the blank space provided on the proxy form. You should ensure that this person is attending the Meeting and is aware that he or she has been appointed to vote your shares. If you do not insert a name in the blank space then the persons named on the proxy form, who are directors of CIBC, are appointed to act as your proxyholder.

Your appointed proxyholder is authorized to vote and act for you at the Meeting, including any continuation after an adjournment of the Meeting. On the proxy form you can indicate how you want your proxyholder to vote your shares (by marking FOR, AGAINST or WITHHOLD), or you can let your proxyholder decide for you. If you specify on the proxy form how you want your shares to be voted then your proxyholder must vote your shares as you specify.

Voting Discretion of Proxyholder

As noted above, if you give directions on how to vote your shares, your proxyholder must vote your shares according to your instructions. If your proxy form does not specify how to vote on a particular issue, then your proxyholder can vote your shares as he or she sees fit. If neither you nor your proxyholder gives specific instructions, your shares will be voted as follows:

  (1)
  FOR the appointment of Ernst & Young LLP as auditor;

  (2)
  FOR the election as directors of all nominees listed in the Circular;

  (3)
  FOR the special resolution amending By-Law No. 1 relating to the remuneration of directors;

  (4)
  FOR the special resolution amending By-Law No. 1 relating to the appointment of directors; and

  (5)
  AGAINST Shareholder Proposal Numbers 1 and 2.

In addition, your proxyholder has discretionary authority relating to amendments to or variations in matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. At the time of printing this Circular, management of CIBC does not know of any matter to come before the Meeting other than the matters referred to in the

Notice of Meeting. If any other matter, not currently known to management, should properly come before the Meeting, proxyholders will vote on such matters in accordance with their best judgment.

Revoking the Proxy

If you change your mind and want to revoke your proxy, you can do so by signing a written statement (or having your attorney, as authorized in writing, sign a statement) to this effect and delivering it to the Corporate Secretary at the head office of CIBC any time before 10:00 a.m. (Eastern Standard Time) on February 25, 2004 or by depositing it with the Chairman on the day of the Meeting, February 26, 2004.

VOTING RESTRICTIONS

The Bank Act prohibits shares from being voted where they are beneficially owned by: the government of Canada or of a province; the government of a foreign country or any political subdivision of a government of a foreign country; any agencies of these entities; and a person who contravenes certain share ownership restrictions under the Bank Act (e.g., a person who has acquired more than 10% of any class of shares of CIBC without the approval of the Minister of Finance). As well, no person or entity controlled by any person may cast votes in respect of any shares beneficially owned by the person or the entity that are, in the aggregate, more than 20% of the eligible votes that may be cast.

BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The comparative annual consolidated financial statements of CIBC for the years ended October 31, 2003 and October 31, 2002 are included in the 2003 Annual Report mailed to shareholders with this Circular. The financial statements and auditor's report will be placed before the shareholders at the Meeting.

APPOINTMENT OF AUDITOR

It is proposed that the firm of Ernst & Young LLP be reappointed as auditor of CIBC. The persons named in the enclosed form of proxy intend to vote for the reappointment of Ernst & Young LLP as auditor of CIBC until the next meeting of shareholders where an auditor is appointed. Ernst & Young LLP has served as the auditor of CIBC since being appointed in December, 2002.

During the five financial years ended October 31, 2003 the Bank's auditors were: PricewaterhouseCoopers LLP – 1998 to December, 2002; Arthur Andersen LLP – 1998 to June, 2002; Deloitte & Touche LLP – 2002, for the unexpired term of Arthur Andersen LLP; Ernst & Young LLP – December 2002 to present.

Fees

The aggregate fees billed for professional services rendered by Ernst & Young LLP ("E&Y"), CIBC's principal auditor for the year ended October 31, 2003, and by PricewaterhouseCoopers LLP ("PwC") and Deloitte & Touche LLP ("D&T"), CIBC's principal auditors for the year ended October 31, 2002, are set out below:

	Fiscal 2003 fees billed by E&Y	Fiscal 2002 fees billed by PwC and D&T in 2003	Fiscal 2002 fees billed by PwC and D&T in 2002

Audit Fees(1)	$7,331,700	$684,000	$7,713,000

Audit Related Fees(2)	$2,273,000	$235,000	$5,394,000

Tax Fees(3)	$115,000	$0	$3,982,000

All Other Fees(4)	$0	$0	$8,115,000

Notes:

(1)
For the audit of CIBC's annual financial statements and services normally provided by the principal auditor in connection with CIBC's statutory and regulatory filings.

(2)
For assurance and related services that are reasonably related to the performance of the audit or review of CIBC's financial statements and are not reported in (1), including accounting consultations, comfort letters and various agreed upon procedures.

(3)
For tax compliance, advice, planning and return preparation.

(4)
For products and services other than the fees reported in (1) to (3), including financial statement carve-out work and project management (2002 only).

Fee Policy

CIBC has in place a "Policy on the Scope of Services of the Shareholders' Auditor" which is available at www.cibc.com and is attached as Schedule "A" on page 28 of this Circular. Under this policy:

  i)
  The Audit Committee approves the engagement terms for all audit and non-audit services to be provided by CIBC's auditor before such services are provided to the Bank or any of its subsidiaries.

  ii)
  The Audit Committee approved 100% of the services provided to CIBC and its subsidiaries described in the table above.

ELECTION OF DIRECTORS

The mandate of CIBC's Corporate Governance Committee requires it to:

  •
  Establish criteria for the election and re-election of a director and consider qualities like integrity, judgment, experience, expertise and residency;

  •
  Recommend enhancements to the Board on its composition and size and the background, skills, qualities, geographic representation and diversities of individual members; and

  •
  Recommend candidates to the Board to serve as directors.

The committee may use a consultant to assist it in the process of selecting directors. The committee, in conjunction with the consulting firm, reviews and analyzes current Board structure, effectiveness, geographic representation, and benchmarks against other boards of large public companies to identify a set of criteria which a potential candidate for election as a director of CIBC should meet. Once a potential candidate is identified, a recommendation to nominate the candidate for election as a director is made to the Board and then to the shareholders.

All of the proposed nominees for election as directors are presently directors of CIBC and have served continuously in that capacity since each first became a director of CIBC, with the exception of Mr. Ronald W. Tysoe. Mr. Tysoe is Vice-Chair and a member of the Board of Directors of Federated Department Stores, Inc., a position he has held since 1990. Prior to his appointment as Vice-Chair, he served as the company's chief financial officer. Federated Department Stores, Inc., is headquartered in Cincinnati, Ohio. It is a New York Stock Exchange company and the largest department store company in the U.S., operating more than 450 stores in 34 states, Guam and Puerto Rico. If elected at the Annual Meeting, Mr. Tysoe will join the Board of CIBC effective March 1, 2004.

Each elected director will hold office until the next meeting of shareholders where directors are elected or until such office is earlier vacated. With the exception of Mr. Tysoe, all of the proposed nominees were duly elected as directors at the Annual Meeting of Shareholders held on February 27, 2003.

The following pages set out the names of the persons proposed to be nominated for election as directors; their age; the year in which they became directors of CIBC; the approximate number of common shares beneficially owned by them or over which they exercise control or direction (2002 common share ownership positions are in brackets); the number of deferred share units credited to each of them (2002 deferred share unit ownership positions are in brackets); their municipality of residence; and a description of their involvement in business, academic, charitable and community affairs. No nominee for election as a director currently holds a position in a subsidiary of CIBC.

Schedule "B" on page 30 of the Circular sets out the committee memberships and attendance record of directors at meetings of the Board and committees of the Board for fiscal 2003. Schedule "C" on page 31 lists all companies whose shares are traded on a North American stock exchange in which director candidates are involved or have been involved in the past five years as a director.

			Common Shares Owned, Controlled or Directed(1)
					Deferred Share Units(2)
Nominee for Election as Director		Director Since
	Age		2003	(2002)	2003	(2002)

Douglas G. Bassett, O.C., O.Ont., LL.D., D. Litt. Toronto, Ontario	63	1980	10,721	(8,030)	Nil	(Nil)

Mr. Bassett is Chairman of Windward Investments, a personal investment holding company. He served as Vice Chairman of CTV Inc. from 1994 to 2000 and as President and Chief Executive Officer of Baton Broadcasting Incorporated from 1980 to 1996. Mr. Bassett is a director of a number of Canadian corporations including Rothmans Inc. and Mercedes-Benz Canada Inc. He is a director of The Canadian Council to Promote Equity and Respect, The Council for Canadian Unity and an Honorary Director of the World Wildlife Fund Canada. Mr. Bassett was appointed an Officer of the Order of Canada in 1991 and the Order of Ontario in 1995. He is active in cultural and community affairs.

Jalynn H. Bennett, C.M Toronto, Ontario.	60	1994	12,290	(11,855)	Nil	(Nil)

Mrs. Bennett is President of Jalynn H. Bennett and Associates Ltd., a Toronto-based consulting firm specializing in strategic planning and organizational development. She is a past director of the Bank of Canada and a former commissioner of the Ontario Securities Commission. Prior to setting up her own consulting firm, Mrs. Bennett was associated for nearly 25 years with The Manufacturers Life Insurance Company. Mrs. Bennett is a director of Sears Canada Inc., CanWest Global Communications Corp., The Cadillac Fairview Corporation Limited and Bombardier Inc. She is very active on boards and committees of institutions and organizations in the education and health sectors in Ontario and was a member of the Canadian Institute of Chartered Accountants 2000 Toronto Stock Exchange Committee on Corporate Governance. Mrs. Bennett was appointed a Member of the Order of Canada in 2000.

Gary F. Colter, F.C.A. Mississauga, Ontario	57	2003	6,851	(5,000)	Nil	(Nil)

Mr. Colter is President of CRS Inc., a corporate restructuring management consulting company. Prior to establishing CRS Inc., Mr. Colter was a long-time member of the senior management team of KPMG Canada. He served as Vice Chairman of KPMG Canada from January 2001 to August 31, 2002, was Managing Partner of Global Financial Advisory Services, KPMG International from 1998 to 2000, and from 1989 to 1998 was Vice Chairman of Financial Advisory Services, KPMG Canada. Mr. Colter is a director of Owens-Illinois Inc. and the Saskatchewan Wheat Pool.

Pat M. Delbridge Toronto, Ontario	61	1993	3,266	(4,626)	7,527	(5,020)

Ms. Delbridge is President of PDA Inc., an issues management and environmental strategic planning company working with Fortune 500 companies in North America, Europe and Asia. Ms. Delbridge is a faculty member of the Cambridge University Program for Industry, teaching Sustainable Development to corporations in Europe and North America. She was a founding member of the National Round Table on the Environment and the Economy and is past Chair of the Environmental Choice Program. Ms. Delbridge has worked for many years with a number of voluntary organizations including The Consumers Association of Canada.

William L. Duke Redvers, Saskatchewan	57	1991	9,569	(8,020)	Nil	(Nil)

Mr. Duke is a farmer who operates a 3,500 acre mixed grain farm in south-east Saskatchewan. In 1996, he was appointed by the federal Minister of Agriculture to a task force on the marketing of Canadian grain and is a former member of the 1990 Canadian Wheat Board Review Panel, of the Sectoral Advisory Group, International Trade (SAGIT), Agriculture, Food and Beverages and of the Western Grain Stabilization Advisory Committee. Mr. Duke is a past President of the Western Canadian Wheat Growers Association and was a member of the Auditor General of Canada's Special Advisory Committee. He operated a farm management and tax consulting business from 1975 to 1985.

Ivan E. H. Duvar, B.E., DCL, P. Eng. Amherst, Nova Scotia	64	1989	7,608	(7,369)	2,065	(1,304)

Mr. Duvar is President and Chief Executive Officer of MIJAC Inc., a private investment company. He served as Chairman of Maritime Tel & Tel Limited from 1995 to 2000 and as President and Chief Executive Officer of Maritime Telegraph and Telephone Company from 1985 to 1995. Mr. Duvar is a director of several other Canadian corporations including Wajax Limited, ING Insurance Company of Canada, Corpratel Inc. and FS Industries. He is a member of the Advisory Board of Oxford Frozen Foods Limited, the Dalhousie School of Business Administration, a member of Professional Engineers of Nova Scotia and a fellow of the Canadian Academy of Engineering.

William A. Etherington Toronto, Ontario	62	1994	34,032	(31,705)	Nil	(Nil)

Mr. Etherington was appointed Chairman of the Board of CIBC in 2003. From 2000 until his appointment as Chairman in 2003, Mr. Etherington was Lead Director of CIBC. He retired in 2001 as Senior Vice-President and Group Executive, Sales and Distribution, IBM Corporation and Chairman, President and Chief Executive Officer, IBM World Trade Corporation, having worked with IBM for 37 years. He is a director of Allstream Inc., Celestica Inc., MDS Inc., Dofasco Inc. and The Relizon Company (private equity) and is a member of the Chairman's Circle, Campaign Western, the University of Western Ontario.

A. L. Flood, C.M. Thornhill, Ontario	68	1989	110,681	(107,197)	9,273	(6,720)

Mr. Flood joined CIBC in 1951 and was Chairman and Chief Executive Officer from 1992 to 1999. He was Chairman of the Executive Committee of CIBC from 1999 to 2000. Mr. Flood is a director of Noranda Inc. and Talisman Energy Inc. Mr. Flood is a graduate of the program for management development, Graduate School of Business, Harvard University and a Fellow of Ryerson Polytechnical University. He was appointed a Member of the Order of Canada in 1999.

Margot A. Franssen, O.C. Toronto, Ontario	51	1992	10,456	(9,308)	437	(Nil)

Ms. Franssen is President and Partner of The Body Shop Canada, Co-President of The Canadian Women's Foundation and is on the Board of Governors of York University. Ms. Franssen served as a director of the United Nations Development Fund for Women (UNIFEM); she was a member of The Salvation Army Toronto Advisory Board, the Imagine Program of the Canadian Centre for Philanthropy, the Ontario Round Table on Environment And Economy; and a director of the World Wildlife Fund Canada and Family Services Association of Metropolitan Toronto. Ms. Franssen is a much sought after keynote speaker on the elimination of violence against women and is the recipient of many awards in recognition of her work in this area. Ms. Franssen has also been the recipient of several business achievement awards including the York University Bruce Bryden Alumni Recognition for Leadership award in 2000. Ms. Franssen is a Fellow of Ryerson Polytechnical University and has received honorary doctorates from Mount Saint Vincent University and the University of Windsor. Ms. Franssen was appointed an Officer of the Order of Canada in 2002 and received the commemorative medal for the Queen's Jubilee in the same year.

The Honourable Gordon D. Giffin Atlanta, Georgia, U.S.A.	54	2001	2,000	(2,000)	4,002	(2,687)

Mr. Giffin is Senior Partner of the Washington office of the Washington, D.C. and Atlanta, Georgia-based law firm, McKenna Long & Aldridge LLP (formerly Long Aldridge & Norman). Mr. Giffin's directorships include TransAlta Corp., Bowater Incorporated, Canadian Natural Resources Ltd. and Canadian National Railway Company. He is a member of the Council on Foreign Relations, on the Board of Trustees for Georgia Research Alliance, Board of Counselors of Kissinger-McLarty Associates and Vice-Chair of International Affairs for the Metro Atlanta Chamber of Commerce. Mr. Giffin served as United States Ambassador to Canada from 1997 to 2001.

The Honourable James A. Grant, P.C., C.M., Q.C. Montréal, Québec	66	1991	5,000	(5,000)	4,832	(3,492)

Mr. Grant is Chair Emeritus of Stikeman Elliott LLP, barristers and solicitors. Mr. Grant is a director of Shire Pharmaceuticals Group plc and CAE Inc. He also serves on several non-profit boards, foundations and councils, including the Montreal Symphony Orchestra, Batshaw Family Centres and The Heward Stikeman Fiscal Institute.

Albert E. P. Hickman St. John's, Newfoundland and Labrador	62	1989	11,657	(11,289)	3,494	(2,442)

Mr. Hickman is Chairman and President of Hickman Motors Limited, an automotive retailer. He is also Chairman of the Hickman Group of Companies with diversified activities in Newfoundland (land development, Budget Rent-A-Car). Mr. Hickman's directorships include Buchans River Ltd., Environmental Control Corporation and Churchill Falls Labrador Corporation Ltd. He also has a distinguished record of service with charitable organizations including the Board of Governors of Junior Achievement of Canada, as a Patron of Laubach Literacy of Canada, as Campaign Chairman for the Newfoundland March of Dimes and as Chairman of the Construction Board for the YM/YWCA.

John S. Hunkin Toronto, Ontario	58	1993	210,837	(146,044)	Nil(3)	(Nil)

Mr. Hunkin was appointed President and Chief Executive Officer of CIBC in August 2003. From 1999 until his appointment as President in 2003, Mr. Hunkin was Chairman and Chief Executive Officer of CIBC. He joined CIBC in 1969 and held various positions in the Bank's domestic and international operations before being appointed President of CIBC's investment and corporate banking operations, which were renamed CIBC World Markets in 1997. Mr. Hunkin is chair of the Advisory Council, Schulich School of Business, York University; a member of the York University Board of Governors; he serves on the Board's Finance, Property and Staff Resources Committee and he is also a Trustee of the York University Foundation. He is on the Board of Trustees of the Montreal Museum of Fine Arts Foundation, is a member of the Board of Directors, St. Michael's Hospital Foundation, a member of the Board of Trustees of The Conference Board Inc., U.S.A. and is a member of the Board of Directors, The Conference Board of Canada.

Charles Sirois, C.M., B.Fin., M.Fin. Montréal, Québec	49	1997	6,828	(5,972)	2,065	(1,304)

Mr. Sirois is Chairman and Chief Executive Officer of Telesystem Ltd., a private holding company of which he is the founder and principal shareholder. Mr. Sirois received the Order of Canada in 1994 and was made a knight of the Ordre national du Québec in 1998.

Stephen G. Snyder, B.Sc., M.B.A. Calgary, Alberta	54	2000	9,767	(8,309)	Nil	(Nil)

Mr. Snyder is President and Chief Executive Officer of TransAlta Corporation, an energy company focused on electricity generation and energy trading and marketing. He is also a director of TransAlta Corporation. Mr. Snyder is chair, Calgary Zoological Society, vice-chair, The Conference Board of Canada and a member of the Board of Trustees of the Conference Board Inc., U.S. Mr. Snyder is past-chair, Canadian Electrical Association, past-chair, Calgary Zoological Society's "Destination Africa" capital campaign, past-chair, Calgary United Way Campaign and is a member of the World President's Organization.

Ronald W. Tysoe Cincinnati, Ohio, U.S.A.	50		nil	n/a	n/a	n/a

Mr. Tysoe is Vice-Chair and a member of the Board of Directors of Federated Department Stores, Inc., the largest department store company in the United States. Mr. Tysoe is also a director of the E.W. Scripps Company and Great American Financial Resources Inc. Mr. Tysoe serves on several non-profit boards including the Cincinnati Country Day School, the Cincinnati Museum Center and the Cincinnati Zoo.

W. Galen Weston, O.C. Toronto, Ontario	63	1978	271,591	(263,042)	6,457	(4,637)

Mr. Weston is President and Chairman of George Weston Limited, Canada's largest privately-controlled food and merchandising company. Its largest subsidiary is Loblaw Companies Limited which operates across the country. Loblaw Companies Limited is a public company and Mr. Weston is also its Chairman. Mr. Weston was appointed to the Order of Canada in 1990. Additionally, he is a director of Associated British Foods plc in the U.K., Brown Thomas Group Limited in Ireland and Holt Renfrew & Co., Limited. in Toronto.

Notes:

(1)
Information as to shares beneficially owned, or shares over which control or direction is exercised, is not within the knowledge of CIBC and therefore has been provided by each nominee.

(2)
The value of a deferred share unit is tied to the value of CIBC's common shares. A deferred share unit is a bookkeeping entry, equivalent to the value of a CIBC common share and does not entitle the holder to voting or other shareholder rights.

(3)
Mr. Hunkin does not receive compensation for his services as a director and is therefore not eligible to receive deferred share units under director compensation plans.

BY-LAW AMENDMENT RELATING TO REMUNERATION OF DIRECTORS

The Bank Act requires that CIBC's by-laws contain a provision fixing the aggregate of all amounts that may be paid to all directors in respect of directors' remuneration during a fixed period of time. Section 2.6 of By-Law No. 1, relating to the remuneration of directors, fixes aggregate remuneration for the Board in any fiscal year at $3,000,000.

In 2003, CIBC reviewed and amended its director compensation arrangements to i) fix remuneration for the new non-executive position of Chairman of the Board, established in August 2003 and ii) provide compensation to replace stock options which the Board determined, in January 2003, would no longer be granted to directors.

The Board considered the following:

  i)
  the increased duties and time commitment of the Board and its committees imposed by increasing regulation, particularly in the corporate governance area;

  ii)
  the effect on the valuation of aggregate compensation resulting from the increase in deferred share units (which are included in aggregate compensation) to offset the elimination of stock options (which are not included in aggregate compensation); and

  iii)
  the higher compensation amounts paid to directors at certain other Canadian banks and large companies.

On January 8, 2004, the Board of Directors authorized an amendment to Section 2.6 of By-Law No. 1 to increase the maximum aggregate remuneration payable to the directors during any fiscal year from $3,000,000 to $4,000,000. This amendment is not effective until confirmed by special resolution of the shareholders. A special resolution is a resolution that requires the affirmative vote of not less than two-thirds of the votes cast. The text of the special resolution to be considered by the holders of common shares is set out below. The Board of Directors recommends that shareholders vote IN FAVOUR of the special resolution.

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

The following amendment to and restatement of By-Law No. 1 is confirmed:

Section 2.6 is amended by deleting the reference to "$3,000,000" and replacing it with "$4,000,000" so that Section 2.6 reads as follows:

2.6
Remuneration

  To remunerate the directors for their services as such, there may be paid in each fiscal year from the funds of CIBC to and among the directors such amounts, not exceeding in the aggregate $4,000,000, and in such proportions between them as may be determined from time to time by the board of directors."

BY-LAW AMENDMENT RELATING TO APPOINTMENT OF DIRECTORS

On December 4, 2003, the Board of Directors authorized an amendment to By-Law No. 1 to add a provision to authorize the Board of Directors to appoint, from time to time, one or more additional directors in a manner permitted by the Bank Act (Canada). Any such appointments would be for a term expiring not later than the close of the next annual meeting of shareholders of CIBC. This amendment is subject to confirmation by special resolution of the shareholders. A special resolution is a resolution that requires the affirmative vote of not less than two-thirds of the votes cast. The text of the special resolution to be considered by the holders of common shares is set out below. The Board of Directors recommends that shareholders vote IN FAVOUR of the special resolution.

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

The following amendment and restatement of By-Law No. 1 is confirmed:

Section 2 is amended by adding the following Section 2.7:

2.7
Appointment of Additional Directors

  The directors of the Bank may appoint one or more additional directors, within the maximum number permitted by these by-laws, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders of the Bank, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders of the Bank."

SHAREHOLDER PROPOSALS

Attached to this Circular as Schedule "D" on page 32 are shareholder proposals which have been submitted for consideration at the Meeting and the response of management and the Board of Directors of the Bank to each of the proposals. Shareholder proposals intended for inclusion in the Bank's fiscal 2004 Management Proxy Circular must be submitted by November 28, 2004.

Mr. J. Robert Verdun of 153-B Wilfred Avenue, Kitchener, Ontario, N2A 1X2, submitted three shareholder proposals. Mr. Verdun agreed to withdraw these in light of the following confirmation of the Bank's practices, commitments and policies:

1.
The Bank discloses the identity of any affiliated or related director and the general nature of such director's affiliation:

  On page 35 of this Circular, the Bank has disclosed the names of directors who are "related" to the Bank under the Toronto Stock Exchange guidelines and "affiliated" with the Bank under the Bank Act, as well as a general description of the relevant relationships. The Bank undertakes not to change, without public declaration to shareholders by press release, its practice of disclosing this type of information.

2.
The Bank affirms its commitment to industry leading standards of governance:

  The Board and management of the Bank have consistently been committed to strong governance. The Bank has received recognition from third parties for its proactive adoption of leading governance practices. CIBC also acknowledges that corporate governance practices must be subject to constant review and improvement. The Bank will continue to adapt its governance framework by improving structures and implementing processes, which will better enable the Board and management to carry out their respective responsibilities. On the separation of the roles of Chairman and Chief Executive Officer, the Bank undertakes to publicly declare to shareholders by press release any plan to permanently change this arrangement.

3.
The Bank affirms its policy to adhere to high standards in its advertising and sales promotions:

  Honesty and integrity are and will continue to be cornerstones of CIBC's policies and practices. The Bank's objective is to be recognized as a leader in customer relationships; by doing so, we believe we can create sustainable value for all our stakeholders. Consistent with this goal, the Bank seeks to continue to promote customer trust and to maintain high standards in its advertising and sales promotions, providing accurate, clear and customer-centric communications.

The Association for the Protection of Québec Savers and Investors Inc. ("APEIQ"), 82 Sherbrooke Street, West, Montréal, Québec H2X 1X3, submitted the following shareholder proposal and agreed to withdraw it in light of the disclosure on page 31 of this Circular as Schedule "C", "Board Memberships of Nominees for Election as Directors Over the Five Year Period From 1999 to 2003":

  It is proposed that the company disclose, in the management proxy circular, all boards of directors in which the candidates for directors are or have been involved in the past five years.

EXECUTIVE AND DIRECTOR COMPENSATION

COMPENSATION OF DIRECTORS

CIBC's Director Compensation Policy is designed to attract and retain individuals with high standards of experience, expertise and judgment, to assist the Board of Directors in carrying out its mandate to enhance shareholder value. The policy is also designed to be competitive with director compensation trends in North America. Directors who are not officers of CIBC or any of its subsidiaries are compensated for their services as directors through a combination of fees. These fees may be paid in various ways: cash, CIBC common shares and/or deferred share units ("DSUs"). A DSU is a bookkeeping entry, equivalent to the value of a CIBC common share, credited to an account to be maintained for the individual director until retirement from the Board. Directors are reimbursed for out-of-pocket expenses incurred in attending meetings and otherwise carrying out their duties as directors of CIBC.

Remuneration

Chairman of the Board Retainer(1)	$300,000 per year
Director Retainer:
– Cash	$30,000 per year
– Deferred Share Units/Common Shares	$50,000 per year
Committee Chair Retainer	$15,000 per year
Committee Member Retainer	$5,000 per year
Board Meeting Attendance Fee	$2,000 per meeting
Committee and Regional Meeting Attendance Fee	$2,000 per meeting
Non-Resident Attendance Fee(2)	$2,000 per trip

Notes:

(1)
The Chairman of the Board receives no additional fees in his capacity as a director.

(2)
Non-resident attendance fees are paid to a director attending Board or committee meetings being held outside of the director's province/state of residence.

CIBC encourages its directors to own CIBC shares. In 2003, the Board reviewed and amended its director share ownership guideline which expects a director to invest at least half of the cash component of the director retainer in common shares and/or DSUs until the director owns common shares and/or DSUs having a value of at least $300,000. Under the guideline a director is expected to reach this level of share ownership within five years after appointment to the Board. Directors are encouraged to go beyond this minimum guideline by investing all or a major portion of their cash remuneration in the purchase of CIBC shares and/or DSUs. As of December 31, 2003, all nominees for election as directors are at or above the $300,000 guideline minimum, with the exception of Mr. Tysoe, who is the only nominee who is not currently a director of CIBC.

The following plans have been established by CIBC to enhance the alignment of the interests of directors with those of shareholders.

  (a)
  Non-Officer Director Share Plan

    This plan provides that non-officer directors may elect to receive all or a portion of their cash remuneration in the form of cash, CIBC common shares, or DSUs. For purposes of this plan, cash remuneration includes the cash component of the director retainer, meeting attendance fees, non-resident attendance fees, committee chair retainers and the Chairman of the Board's retainer.

  (b)
  Director Deferred Share Unit/Common Share Election Plan

    This plan provides for the DSU/common share component of the director retainer to be paid to the directors in the form of either DSUs or CIBC common shares.

DSUs allocated under the plans described in (a) and (b) above attract dividends in the form of additional DSUs at the same rate as dividends on CIBC common shares. The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC. In addition, under the Deferred Share Unit/Common Share Election Plan the value of DSUs is payable when the director is no longer related to or affiliated with CIBC as "related" and "affiliated" are defined in the Income Tax Act (Canada). The redemption value of a DSU is equal to the average of the high and low price of a CIBC common share on the Toronto Stock Exchange ("TSX") on a date related to the date the DSU is payable. The accrual for DSUs allocated to directors under the above plans during fiscal 2003 was $2.5 million

Common share option grants were made to directors as part of their remuneration in 2000, 2001 and 2002 under a plan established by the Board of Directors on June 1, 2000 and approved by the shareholders at the March 1, 2001 annual meeting. In January 2003, the Board of Directors amended the plan and determined that effective immediately no further options would be granted to directors under the plan.

REPORT ON EXECUTIVE COMPENSATION

CIBC's Board of Directors has delegated to the Management Resources and Compensation Committee (the "Committee") responsibility for the oversight, review, and approval of management's policies and practices relating to CIBC's human resources. As part of this mandate, the Committee reviews all CIBC compensation policies to ensure that they are aligned with CIBC's strategic goals and business strategies, and that they serve to attract, retain and develop the very best available people in support of maximizing shareholder value. The Committee is comprised of Mrs. Jalynn H. Bennett, Ms. Margot A. Franssen, The Honourable James A. Grant, Mr. Charles Sirois, and Mr. Stephen G. Snyder. Each of these individuals meets the "independence" standards under the New York Stock Exchange corporate governance rules, is "unrelated" under Toronto Stock Exchange corporate governance guidelines, and is "unaffiliated" under the Bank Act.
Highlights
• CIBC's financial results for fiscal 2003 improved and CIBC achieved eight of nine publicly stated objectives
• The ratio of employee compensation and benefits to revenue of 37.7% in 2003 is lower than 43.8% in 2002
• Incentive pools for CIBC World Markets are up 28% from last year (down 41% in the prior year), and up 21% for CIBC overall from last year (down 32% in the prior year)
• Compensation continues to be managed to reflect actual performance of CIBC overall, business lines and individual employees

CIBC operates in the services sector, and people represent one of the chief strategic assets of the enterprise. The Committee's guiding philosophy concerning senior executive compensation is that pay should be aligned with performance, as well as structured to be competitive with market practices so that CIBC is able to hire and retain qualified and experienced executives in the various markets in which CIBC operates. Further, compensation programs are structured to motivate all executives, including the Chief Executive Officer and the four most highly compensated executive officers (the "Named Executives Officers" or "NEOs"), in a similar manner so that individual performance is aligned in achieving the financial and non-financial objectives of CIBC. Underlying CIBC's compensation process is a rigorous performance measurement assessment process for business lines and senior executives. The Committee reviews Bank performance quarterly, and evaluates individual executive performance assessments at year end. In addition to advisory services that management receives from external compensation consulting firms, the Committee also maintains its own relationship with an independent consulting firm to advise on competitive market conditions for executive resources. Since all executives including the Named Executive Officers are eligible to participate in the same compensation programs, they are aligned in achieving similar performance results.

Components of Total Compensation

Total compensation is made up of four basic components: base salary, benefits, cash incentives and equity incentives. For senior executives, including the Chief Executive Officer and the four most highly compensated executive officers, the greatest emphasis is placed on discretionary cash and equity incentive compensation.

Base Salary

The Committee reviews base salaries for senior executives, including the Named Executive Officers, on an annual basis. Base salaries are set with reference to level of responsibility and the competitive benchmarks noted below. CIBC strives to maintain base salaries at levels near the market median. Although base salaries are reviewed on an annual basis, they are increased less frequently than annually for most executives, and only if an executive assumes material additional responsibilities or market compensation practices change substantially. Accordingly, differentiation of assessed performance for executives is primarily reflected in overall compensation levels through discretionary cash and/or equity incentive awards.

Benefits

CIBC's benefit programs are targeted to be competitive with peer financial services organizations. They include competitive health, welfare, pension plans and perquisites including applicable club fees and automobile benefits. Not all executives participate in all plans. There have been no material changes in these plans during fiscal 2003. Effective January 1, 2003, the Supplemental Executive Retirement Plan was extended to certain senior executives not previously covered, as described on page 22. The value of this coverage is considered to be a part of the total compensation package for these executives. The aggregate present value of pension benefits, including both the registered pension plan and the Supplemental Executive Retirement Plan, accruing to the Chief Executive Officer for 2003 is estimated to be approximately $350,000. Similarly, the present value of pension benefits accruing to each of the other Named Executive Officers for 2003 is estimated to be in the range of $50,000 to $130,000.

Cash Incentives

CIBC utilizes two broad-based plans to award discretionary cash incentives to eligible employees: the Annual Incentive Plan and the Short Term Incentive Plan.

Annual Incentive Plan bonus pools are funded from pre-tax earnings for CIBC and its major lines of business. Bonus pool funding is established at the start of each fiscal year based on the relationship of actual bonus spending to actual financial performance in the previous year. The Annual Incentive Plan allows for bonus pools to be increased or decreased during the year based on the achievement of financial and non-financial performance objectives that are identified by the Chief Executive Officer. These objectives include, but are not limited to: earnings, return on equity, and customer loyalty and satisfaction. The Committee approves final bonus pools at year-end that reflect actual performance. Any cash bonuses that may be awarded to Named Executive Officers are granted under this Plan.

The Short Term Incentive Plan is used to provide cash incentives primarily to employees in the CIBC World Markets business line, as well as to certain employees in the CIBC Wood Gundy Private Client business of the CIBC Wealth Management business line. Short Term Incentive Plan bonus pools reflect market competitive levels for comparable investment banks with reference to financial performance in each of the participating major business areas. As with the Annual Incentive Plan, the Short Term Incentive Plan allows for bonus pools to be increased or decreased during the year based on the achievement of financial and non-financial performance metrics that are identified by the Chief Executive Officer for business areas, or for CIBC overall. The Committee approves final bonus pools at year-end that reflect actual performance. No Named Executive Officers were granted Short Term Incentive Plan awards for fiscal 2003.

Cash incentives granted under both the Annual Incentive Plan and the Short Term Incentive Plan are discretionary and determined based upon an assessment of each individual's performance, as well as the overall performance of CIBC and the particular business area in which the individual is employed. Individual employee performance is assessed through CIBC's Performance Management and Measurement program, which organizes performance evaluations into five main areas:

• Financial results	• Growing the franchise
• Customer/client results	• Key competencies/capabilities
• Operational efficiency

CIBC's Performance Measurement and Management program is used globally across all strategic business units. This enables CIBC to assess individual and business unit performance on a consistent basis. Annual Incentive Plan and Short Term Incentive Plan incentives may be awarded at the end of the fiscal year at management's discretion with reference to an individual's performance as discussed above. The Committee reviews and approves overall Annual Incentive Plan and Short Term Incentive Plan funding as well as individual awards proposed for all executives at the Senior Vice-President level and above.

Equity Incentives

CIBC is committed to using equity incentives as a significant component of total compensation for senior executives. CIBC's equity incentive programs are intended to provide a long-term incentive that encourages executive retention and directly aligns executive compensation with shareholder interests. The equity incentive plans for senior executives of CIBC, including the NEOs, consist of restricted share awards and stock options. Equity awards may be granted by management based on assessed performance, and are made without reference to outstanding awards held by that executive.

For fiscal 2003, executives were eligible to receive grants under the Employee Stock Option Plan at the beginning of the fiscal year. Generally, options vest in equal annual installments over a four-year period. All Named Executive Officers are eligible to receive grants of stock options. On page 21, stock option grants and aggregated option exercises during fiscal 2003 are disclosed for the Named Executive Officers.

Executives, including all Named Executive Officers, are eligible to receive grants under the Restricted Share Awards Plan, which convert into CIBC common shares held by a trust and vest one third annually or at the end of three years. These grants are awarded at the end of the fiscal year at the same time that any cash incentives are awarded under the Annual Incentive Plan or the Short Term Incentive Plan. The grants are made on a discretionary basis with reference to Bank and individual performance against agreed upon financial and non-financial objectives for the year, according to an evaluation of individual performance under CIBC's Performance Management and Measurement program, as discussed above.

Certain Named Executive Officers, certain senior officers who report directly to the Chief Executive Officer, certain employees of CIBC World Markets, and certain other executives of CIBC also participate in the CIBC Special Incentive Program. Under this program, participants were granted award units in fiscal 2000, the value of which were to be based on net gains to CIBC from certain CIBC investment holdings realized during each fiscal year (subject to the discretion of the Committee to defer a portion of the related compensation to a subsequent fiscal year). CIBC realized all net gains by the end of fiscal 2002. Award values reflecting the net gains were converted into units representing CIBC common shares, referred to as either Special Incentive Program share units ("SIP Share Units") or Retirement Special Incentive

Program deferred share units ("RSIP DSUs"), which vested on October 31, 2003. For RSIP DSUs, certain long-term performance criteria were also met prior to the vesting of the units. Vested SIP Share Units were distributed in the form of common shares of CIBC, on October 31, 2003. Vested RSIP DSUs are to be distributed in the form of common shares of CIBC upon retirement or termination of employment. As well, dividend equivalents in respect of RSIP DSUs are converted into additional units and are not distributed until retirement or termination of employment. In accordance with the program, award units were granted only once, in fiscal 2000, and the program has now expired.

During fiscal 2003, the Committee reviewed and approved a proposal to harmonize CIBC's overall framework for granting long-term equity awards across all businesses globally. The Equity Participation Program ("EPP") is designed to simplify the determination of incentive pay awarded as equity incentives across CIBC. A uniform methodology has been established under the Equity Participation Program for allocating restricted share awards and employee stock option awards, with most key terms and provisions of both types of awards remaining unchanged. However, an important change to be implemented beginning in fiscal 2004 is the timing of stock option awards. As discussed above, for fiscal 2003 and prior fiscal years, stock options were granted to participating executives early in the fiscal year. Beginning in fiscal 2004, stock option awards are to be granted at the end of each fiscal year at the time any restricted share awards and discretionary cash incentives are awarded, in order to fully integrate pay decisions.

Benchmarking Practices

The basic components of total compensation, including base salary, benefits, cash incentives and equity incentives, for senior executives are aligned with competitive market practices and levels. Most CIBC executives are compared to those in Canadian competitor organizations, and other financial services companies. However, certain positions are also benchmarked in whole or in part against Canadian and/or U.S. competitive financial services companies based on individual circumstances that may include the scope of an executive's position, relevant skills or experience.

Executive Share Ownership Guidelines

In fiscal 2003, the Committee finalized guidelines that set out the expected levels of CIBC shares to be held by Bank executives appropriate to the executive's position and compensation. The Committee believes that it is important to align the interests of CIBC management with those of its shareholders, and that this can be achieved, in part, by encouraging the senior executive management of CIBC to have significant personal holdings in CIBC shares.

The guidelines provide that the expected value of shares (excluding stock options) to be held by CIBC executives should be equal to the value of a multiple of their base salary. Ownership of CIBC shares includes direct ownership as well as shares held in share ownership and restricted share plans of CIBC. The current share ownership guidelines are as follows:

Multiple of Salary
Chief Executive Officer	6 times
Senior Executive Vice-Presidents and above	3 times
Executive Vice-Presidents	2 times
Senior Vice-Presidents	1 1/2 times
Vice-Presidents	1 times

The Chief Executive Officer and the executives who report to the Chief Executive Officer, including the Named Executive Officers, currently have equity ownership in excess of these guidelines.

As a transition measure, executives have four years within which to accumulate the minimum share holdings under these guidelines. Furthermore, until executives meet these ownership guidelines, they are encouraged not to sell any CIBC shares other than to meet tax liabilities related to distributions from compensation plans and exercises of stock options.

Review of Performance

2003 was a successful year for CIBC and its shareholders, reflecting improving credit and capital markets.

MEASURING PERFORMANCE

Financial Targets	Medium-Term Objectives (3-5 years)	Comments	2003 Results

Total Shareholder Return	Best total return of the major Canadian banks, based on capital appreciation, plus common share dividends, reinvested quarterly	CIBC delivered the best total shareholder return of the major Canadian banks for the year ended October 31, 2003.	57.8%

Return on Equity (ROE)	14% to 18% return on average common equity, calculated as net income after tax less preferred share dividends divided by average common shareholders' equity	CIBC's ROE of 19.3% benefited from the net effect of several unusual items detailed in Management's Discussion and Analysis, Overview section of CIBC's 2003 Annual Report.	19.3%

Earnings Growth Retail & Wealth	10% per year in retail and wealth earnings, based on operating earnings(1), including commercial banking earnings	Operating earnings(1) increased 6.6%, falling short of our target rate of growth, largely due to higher loan loss provisions.	6.6%(1)

Productivity and Efficiency	Revenue growth to exceed expense growth, and ratio of non-interest expenses to total revenue of 60%	Revenue increased by 5%, while expenses fell by 11%. CIBC's expense to revenue ratio fell from 82.7% to 70.2%. Results in both 2003 and 2002 were affected by several unusual items, as detailed in Management's Discussion and Analysis, Overview section of CIBC's 2003 Annual Report.	Revenue growth exceeded expense growth. Expense to revenue ratio: 70.2%

Capital	Tier 1 capital ratio of not less than 8.5% Total capital ratio of not less than 11.5%, based on regulatory capital as a percentage of risk-weighted assets	Regulatory capital ratios were above the upper end of the target ranges established for the year. CIBC intends to maintain prudent capital levels at all times, and has removed the upper end of the target range.	Tier 1 capital ratio – 10.8% Total capital ratio – 13.0%

Business Mix	70% retail / 30% wholesale	CIBC continues to reallocate resources to consumer businesses, increasing capital allocated to the retail, wealth and commercial banking businesses from 50% at the end of 2002, to 64% at the end of 2003.	64% / 36% Retail/wholesale

Reducing Risk	Reduce capital allocated to the large corporate loan portfolio and the carrying value of the merchant banking portfolio by one-third by 2005	In the second quarter of 2002, CIBC undertook to reduce capital allocated to its large corporate loan book by one-third and the carrying value of its merchant banking portfolio by one-third. Both were to be achieved by 2005. Steady progress was made in 2003.	Large corporate loans: 42% reduction Merchant banking portfolio: 19% reduction

Dividend Payout Ratio	30% - 40% Increased to 40% - 50% effective in 2004 Common share dividends as a percentage of net income after preferred share dividends	Results were affected by several unusual items as detailed in Management's Discussion and Analysis, Overview section of CIBC's 2003 Annual Report. CIBC has raised its dividend payout target range to 40%-50%, demonstrating its confidence in the underlying quality of its earnings.	31.4%

(1)
The term "operating earnings" does not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures used by other companies. Generally, operating earnings consist of net income excluding items which, in management's opinion, are either unusual in nature or relate to substantial strategic investments. Management believes this measure provides the basis for more meaningful business line performance targets, and enables users of CIBC's financial information to do a more meaningful analysis of business trends. There is further explanation about this measure in the Management's Discussion and Analysis, How CIBC Reports section of CIBC's 2003 Annual Report. The calculation of this measure is consistent with that used when this performance target was established, as described in CIBC's 2002 Annual Report, and is provided to assist shareholders in assessing CIBC's performance against these targets. A reconciliation of operating to reported earnings of CIBC Retail & Wealth, including Commercial Banking, is detailed below.

Since the time CIBC established this objective, the U.S. Securities and Exchange Commission has enacted rules, and the Canadian Securities Administrators have issued guidance which limits the ability of management to designate and report items as unusual. The effect of these rules and guidance is that starting in 2004, CIBC will no longer use this measure in its report on performance against objectives.

$ millions, for years ended October 31	2003	2002
Net income
CIBC Retail Markets	$863	$1,073
CIBC Wealth Management	366	197

	1,229	1,270
Commercial banking	92	85

	$1,321	$1,355

Less:
Restructuring reversal (charge)	$3	$(36)
Write-down relating to Air Canada contract	(81)	–
Gain on sales of corporate assets	32	200
Merrill Lynch integration costs	(21)	(112)

Operating earnings	$1,388	$1,303

  CIBC manages its commercial banking within CIBC World Markets. This table sets out the effect of including CIBC's commercial banking operations in CIBC Retail Markets and CIBC Wealth Management earnings.

The Committee conducts a formal review of the performance of CIBC and of its key executives on an annual basis. CIBC has a detailed business performance measurement system in place that allows for consistent evaluation of the financial and non-financial performance measures of each of its 33 individual business lines which correlate to the five main areas of evaluations used for individual performance reviews as discussed on page 14. These business assessments were summarized and presented to the Committee by the Chief Financial Officer of CIBC. In addition, the Committee reviewed the individual Performance Measurement and Management assessments of the senior executives of CIBC, including the Named Executive Officers. As described above, these assessments reflect a review of each individual's performance measured against the financial, customer, operational and franchise growth objectives that were established for each individual. The Committee is satisfied with the rigorous and complete performance data compiled by management to properly differentiate compensation awards between business lines and among senior executives.

The Committee sought advice from third party consultants with respect to levels of compensation in the competitive markets in which CIBC operates, and within the context of the financial performance outlook provided by these consultants. One consulting firm is engaged directly by the Committee to provide advice and context with respect to the recommendations of management concerning compensation awards. The Committee received advice that banks engaged in investment and corporate banking activities, as well as consumer banking activities, were generally experiencing a better year in 2003, likely resulting in substantial increases in incentive compensation.

The Committee takes a two-pronged approach to its review of compensation recommendations. First, and most importantly, the Committee reviews the total cost of compensation to the organization and the relationship of that cost to CIBC's performance. A focus of this "top-down" review is an analysis of CIBC's compensation to revenue ratio, which is a measure that is widely used by financial services companies to benchmark compensation expense. The reported ratio for CIBC in fiscal 2003 was 37.7%, down from 43.8% in fiscal 2002. Much of this decrease reflects the divestiture of the U.S. Private Client Division and Asset Management business, as well as the closing of the U.S. electronic banking operations. In addition, revenue growth and continued management of incentive compensation costs helped improve the ratio. The Committee reviewed competitive analyses of the relationship between compensation and revenue and is satisfied that CIBC's compensation to revenue ratio, adjusted for business mix differences, is in line with those of its major competitors.

Another "top-down" review undertaken by the Committee involves assessing whether the incentive compensation portion of total compensation reflects the absolute performance achieved by CIBC, including results achieved against the objectives discussed above. For 2003, senior management recommended and the Committee approved a total budget for discretionary incentive compensation awards of $1,029.3 million, up 21.1% from the total awards of $850.0 million in 2002. Much of this increase was driven by a 28.3% increase in discretionary compensation awards in CIBC World Markets, consistent with the stronger performance of that business line during the year. However, all other business lines shared in the stronger overall Bank results, with most incentive compensation pools for the various businesses being increased in the range of 2% to 12% compared with 2002.

The second part of the Committee's two-pronged review of compensation recommendations focuses on an analysis of individual recommendations. The Committee takes a detailed approach in reviewing individual compensation recommendations, particularly those for the most senior officers of CIBC, including the Named Executive Officers, and reviews in detail the compensation recommendations for the Chief Executive Officer and all executives who report to the Chief Executive Officer. Overall, the Committee reviews compensation recommendations for approximately 160 senior officers, including all executives ranking at the Senior Vice-President level and above, as well as the top 50 paid individuals within CIBC World Markets. In view of fiscal 2003 performance, recommendations for the Chief Executive Officer and other key executives who report to the Chief Executive Officer reflected increases compared to fiscal 2002. It is executive management's philosophy, shared by the Committee, that the Chief Executive Officer and other key executives who report to the Chief Executive Officer, including the Named Executive Officers, must be accountable for the overall results of CIBC. At this executive level, it is primarily the results of the overall Bank that determine compensation movement for these individuals, which emphasizes the strong correlation of pay for performance. Given the overall improved results for CIBC during fiscal 2003, the Committee expects that compensation awards to these senior executive officers will position them at or slightly above median compensation levels for similar positions on a Canadian or North American basis. This positioning will reflect individual circumstances including the relevant skills or experience of each executive, and the role that each senior officer performs.

Chief Executive Officer's Compensation

The components of total compensation for the Chief Executive Officer are the same as those which apply to other senior executive officers of CIBC, namely, base salary, benefits, cash incentives and equity incentives. As noted above, CIBC places the greatest emphasis on variable cash and equity incentives for executives.

Mr. Hunkin's base salary was $900,000 in fiscal 2003 and has not been adjusted since his appointment as Chief Executive Officer in fiscal 1999. Consistent with CIBC's practice of aligning most executives' pay levels to comparable positions in the market, Mr. Hunkin's base salary is intended to reflect salaries paid to the chief executive officers at the other major Canadian banks. Effective January 1, 2004, Mr. Hunkin's base salary was increased to $1,000,000 to reflect his performance, and to appropriately position his salary relative to peers at the other major Canadian banks.

Annual cash and equity incentives awarded to the Chief Executive Officer are based on the Committee's assessment of the Chief Executive Officer's performance in relation to the criteria set out under CIBC's Performance Measurement and Management program (described above) and includes Mr. Hunkin's contribution to CIBC in the following areas:

• Financial results	• Growing the franchise
• Customer/client results	• Key competencies/capabilities
• Operational efficiency

In December 2003, the Committee reviewed Mr. Hunkin's performance in fiscal 2003, considering both the financial and operational efficiency components referenced on page 16, and non-financial components referenced above including:

  •
  Strengthening CIBC's commitment to being a customer-focused organization;

  •
  Providing sustained sponsorship in CIBC's move to an efficient and effective technical platform through continued investment in web-based technology and delivery of direct access applications to all employees;

  •
  Providing a working environment where employees are committed to CIBC and engaged in their work;

  •
  Increasing management focus on key business activities and maintaining an internal environment in which people are fully involved in achieving the organization's objectives; and

  •
  Delivering employment equity, diversity, and health & safety initiatives to foster best practices across CIBC.

In the context of performance against the objectives above, the Committee decided to award Mr. Hunkin a cash bonus of $3,450,000, as well as a Restricted Share Award grant with a value of $3,150,000 for the year ended October 31, 2003. Based on a review of performance, as well as advice received from outside consultants, the Committee is of the view that these compensation decisions are appropriate and consistent with CIBC's key compensation tenet of market-competitive pay for performance.

Summary

The Committee is satisfied that CIBC's compensation policies and levels of compensation are aligned with CIBC's performance and reflect competitive Canadian and North American market practices. The Committee is confident that these policies will continue to allow CIBC to attract, retain and motivate talented executives, and the Committee will continue to rigorously assess the effectiveness of CIBC's compensation philosophy with this in mind.

The Committee, on behalf of the Board, re-affirms its confidence in the leadership of the Chief Executive Officer and his management team with respect to CIBC's current strategy, as well as the ability of this management team to execute on this strategy and to maximize shareholder value.

Presented by the Committee:

Charles Sirois, Chair*
Jalynn H. Bennett
Margot A. Franssen
James A. Grant
Stephen G. Snyder

*As of December 2003 (the Committee was previously chaired by Mrs. Bennett).

PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the cumulative total shareholder return over the last five fiscal years on CIBC's common shares with the cumulative total return of the S&P/TSX Composite Index (formerly the TSE 300 Index) and the S&P/TSX Banks Index (formerly the TSX Banks and Trusts Index), assuming reinvestment of all dividends.

FIVE-YEAR TOTAL RETURN ON $100 INVESTMENT (Dividends Reinvested)

SUMMARY COMPENSATION TABLE

The following table sets forth compensation for the Chief Executive Officer and the other four most highly compensated executive officers of CIBC (the "Named Executive Officers") for the fiscal years indicated.

SUMMARY COMPENSATION TABLE

						LONG-TERM COMPENSATION AWARDS
						Securities Under Options/SARs Granted (#)
		ANNUAL COMPENSATION
Name and Principal Position	Year	Salary ($)	Bonus ($)		Other Annual Compensation(1) ($)		Restricted Shares Or Restricted Share Awards(2) ($)	All Other Compensation(3) ($)

J. S. Hunkin President and Chief Executive Officer	2003 2002 2001	900,000 900,000 900,000	3,450,000 Nil 2,500,000		Nil Nil Nil	Nil Nil(4) 115,000	3,150,000 Nil 2,000,000	26,926 26,926 26,926

G. H. Denham(5) Vice-Chair CIBC Retail Markets	2003 2002 2001	483,334 400,000 229,167	1,412,500 250,000 1,070,833	(6)	Nil Nil Nil	50,000 57,000 Nil	1,797,026 1,909,032 3,700,000	14,500 12,000 5,875

W. C. Fox Vice-Chair and Chief Risk Officer	2003 2002 2001	500,000 500,000 500,000	2,425,000 300,000 2,000,000	(6)	Nil Nil Nil	50,000 108,000 113,000	738,327 400,000 1,996,828	15,833 20,000 20,000	(7)

D. J. Kassie Vice-Chair CIBC World Markets	2003 2002 2001	500,000 500,000 500,000	2,200,000 Nil 3,750,000		Nil Nil Nil	Nil Nil(4) 282,000	429,751 Nil 1,571,715	20,000 20,000 20,000	(7)

G. T. McCaughey Vice-Chair CIBC Wealth Management	2003 2002 2001	483,334 400,000 400,000	2,000,000 300,000 1,200,000	(6)	Nil Nil Nil	50,000 86,000 90,000	450,352 400,000 588,945	15,251 16,967 21,392

Notes:

(1)
Perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus for any of the Named Executive Officers and therefore are not reported in accordance with applicable securities legislation.

(2)
Amounts shown represent the value of restricted share awards (RSAs) issued under the Restricted Share Award Plan, valued at the average weighted price of CIBC shares purchased in the open market by a trust. For Ms. Denham this amount also includes restricted shares awarded under the Special Incentive Program ("SIP Share Units"), valued as of the grant date. For additional details see Restricted Share Awards on page 14 and Special Incentive Program on page 14 under "Equity Incentives". For Ms. Denham, the fiscal 2002 amount also includes restricted shares awarded under the Long Term Incentive Plan ("LTIP Share Units"), which was formerly used to award equity incentives to certain senior employees of CIBC World Markets. RSAs vest one third annually or at the end of three years and are distributed in the form of one CIBC common share per RSA, starting on the first anniversary of the end of the fiscal year to which the award relates, unless the recipient elects to defer receipt of shares until the end of the third year. SIP Share Units allocated under the Special Incentive Program vested and were distributed in the form of one CIBC common share per SIP Share Unit on October 31, 2003. The aggregate number of unvested restricted shares held by Mr. Hunkin and the aggregate value as of October 31, 2003 are 66,054 and $3,911,057 respectively. The aggregate number of unvested restricted shares held by Ms. Denham under the RSA and LTIP plans and the aggregate value as of October 31, 2003 are 19,671 and $1,164,720 respectively. The aggregate number of unvested restricted shares held by Mr. Fox and the aggregate value as of October 31, 2003 are 32,343 and $1,915,029 respectively. The aggregate number of unvested restricted shares held by Mr. Kassie and the aggregate value as of October 31, 2003 are 17,639 and $1,044,405 respectively. The aggregate number of unvested restricted shares held by Mr. McCaughey and the aggregate value as of October 31, 2003 are 18,165 and $1,075,550 respectively. There were no unvested SIP Share Units as of October 31, 2003.

(3)
The amounts shown in the column represent (i) contributions made by CIBC on behalf of the employee to registered retirement savings plans and other similar plans and (ii) CIBC contributions to the Employee Share Purchase Plan (the "ESPP"). Under the ESPP, employees can contribute up to 10% of annual base earnings depending on years of service and position level, and CIBC contributes an amount equal to 50% of the employee's contribution up to 3% of annual base earnings, depending on years of service and position level. Effective January 1, 2003, Mr. Fox and Mr. McCaughey became members of the CIBC Pension Plan and as a result, CIBC will no longer make contributions to their registered retirement savings plan accounts.

(4)
Previously, option grants were awarded early in CIBC's fiscal year to incent employees, including senior executives and the Named Executive Officers. In December 2001, Mr. Hunkin and Mr. Kassie were granted 115,000 and 222,000 options respectively. Mr. Hunkin and Mr. Kassie renounced these option grants, and the Committee accepted on behalf of CIBC. Consequently, Mr. Hunkin and Mr. Kassie did not receive options for fiscal 2002.

(5)
Ms. Denham became an Executive Officer in September 2001, when she was promoted to be the head of Retail and Small Business Banking.

(6)
Ms. Denham, Mr. Fox, and Mr. McCaughey will, subject to the receipt of an appropriate advance income tax ruling, be provided a portion of their past service with CIBC and subsidiary companies, to a maximum of ten years, as eligible service for Supplemental Executive Retirement Plan (SERP) purposes in lieu of all or part of their bonus compensation disclosed above.

(7)
This number was erroneously understated by $1,250 in previous management proxy circulars.

EMPLOYEE STOCK OPTION PLAN

The following table sets forth grants of stock options during fiscal 2003 to the Named Executive Officers.

OPTION GRANTS DURING THE FINANCIAL YEAR ENDED
OCTOBER 31, 2003

Name	Securities Under Options/SARs Granted(1)(2) (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date

J. S. Hunkin	nil

G. H. Denham	50,000	2.52%	43.10	43.10	December 4, 2012

W. C. Fox	50,000	2.52%	43.10	43.10	December 4, 2012

D. J. Kassie	nil

G. T. McCaughey	50,000	2.52%	43.10	43.10	December 4, 2012

Note:

(1)
Stock options granted for fiscal 2003 vest at the rate of 25% per year, commencing on the first anniversary of the date of grant.

The following table sets forth aggregated option/stock-appreciation rights exercises during fiscal 2003 and the financial year-end option/stock-appreciation rights values for each Named Executive Officer.

AGGREGATED OPTION/STOCK-APPRECIATION RIGHTS EXERCISES DURING THE FINANCIAL YEAR ENDED OCTOBER 31, 2003 AND FINANCIAL YEAR-END OPTION/STOCK-APPRECIATION RIGHTS VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End Exercisable/Unexercisable (#)	Value of Unexercised in-the-Money Options/SARs at FY-End(1) Exercisable/Unexercisable ($)

J. S. Hunkin	257,500	6,323,300.50	108,833/222,667	1,897,631/4,654,459

G. H. Denham	Nil	Nil	14,250/92,750	58,568/981,203

W. C. Fox	Nil	Nil	240,575/335,538	4,279,976/5,112,126

D. J. Kassie	10,000	345,426.00	325,742/344,371	5,925,385/6,327,957

G. T. McCaughey	Nil	Nil	110,797/285,796	1,662,573/4,416,802

Note:

(1)
Amounts reported are based on the 2003 fiscal year-end CIBC common share price of $59.21.

RETIREMENT SPECIAL INCENTIVE PROGRAM DEFERRED SHARE UNITS

Under the Special Incentive Program (described on page 14), the value of units awarded in fiscal 2000 to certain senior executives, including certain NEOs (as disclosed in the management proxy circular for that year) was converted into Retirement Special Incentive Program deferred share units ("RSIP DSUs") based on the net gains to CIBC from certain CIBC investment holdings realized during a fiscal year (subject to the discretion of the Management Resources and Compensation Committee to defer crediting such realized gains to a subsequent fiscal year). Each RSIP DSU represents the right to receive one CIBC common share and additional RSIP DSUs in respect of dividends earned by the CIBC common shares held by a trust. RSIP DSUs vested on October 31, 2003, upon certain long-term performance criteria being met, and will be distributed to participants in the form of CIBC common shares upon retirement or termination of employment. Units awarded in fiscal 2000 have converted into the following number of RSIP DSUs for the NEOs: Mr. Hunkin: 2000 – 119,002, 2001 – 78,822, 2002 – 51,815, and 2003 – 63,330; Mr. Fox: 2000 – 95,202, 2001 – 63,066, 2002 – 41,458, and 2003 – 50,671; Mr. Kassie: 2000 – 119,002, 2001 – 78,822, 2002 – 51,815, and 2003 – 63,330; and Mr. McCaughey: 2000 – 83,301, 2001 – 55,182, 2002 – 36,275, and 2003 – 44,337. In accordance with the program, award units were granted only once, in fiscal 2000, and the program has now expired.

PENSION ARRANGEMENTS

Executive officers of CIBC (for purposes of this section, executive officers refers to Executive Vice-Presidents and above), other than individuals covered by arrangements of subsidiary companies, are eligible to participate in either the contributory or non-contributory portion of the defined benefit CIBC Pension Plan.

In addition, executive officers may be designated for a Supplemental Executive Retirement Plan ("SERP"). The SERP extends to Senior Vice-Presidents and above only and provides a pension of 2% of final average earnings per year of pensionable service (maximum of 35 years of service) inclusive of CIBC Pension Plan benefits. The final average earnings is equal to the annual average of the best consecutive five years' salary in the last ten years prior to retirement plus the average of the best five years' bonus in the last ten years prior to retirement, up to specified dollar limits. These limits provide an appropriate control on absolute pensionable earnings used in the calculation of pension benefits. The current limits on final average earnings are $1,877,750 for the Chief Executive Officer and amounts between $406,000 and $913,500, depending upon position, for other executive officers. Pensions are reduced from age 65 by the maximum Canada/Quebec Pension Plan benefit payable at that time. Pension payments are made over the life of the executive. In the event of death, 50% of the pension is continued for the life of the executive's spouse. Other optional forms of payment are available on an actuarially equivalent basis. Executive officers who had made contributions to the CIBC Pension Plan will receive an additional pension equivalent to the value of their accumulated contributions with interest.

Certain executive officers, including Ms. Denham, Mr. Fox, and Mr. McCaughey, previously covered under the retirement arrangements of CIBC World Markets have been included in the SERP effective January 1, 2003. These executives will, subject to receipt of an appropriate advance income tax ruling, be provided a portion of their past service with CIBC and subsidiary companies, to a maximum of 10 years, as eligible service for SERP purposes in lieu of all or part of their bonus compensation.

The following pension benefit chart shows the pension payable at retirement for participants in the SERP for the specified pensionable earnings and years of pensionable service. The pensions shown are inclusive of the pension payable from the CIBC Pension Plan, prior to reduction for Canada/Quebec Pension Plan benefits and do not include any amount payable in respect of an executive's accumulated contributions with interest. The chart assumes retirement at age 61, the earliest age at which an executive officer can retire with an unreduced pension.

Total Pension

Final Average Earnings	Years of Service
($)	15 ($)	20 ($)	25 ($)	30 ($)	35 ($)

300,000	90,000	120,000	150,000	180,000	210,000

400,000	120,000	160,000	200,000	240,000	280,000

500,000	150,000	200,000	250,000	300,000	350,000

600,000	180,000	240,000	300,000	360,000	420,000

700,000	210,000	280,000	350,000	420,000	490,000

800,000	240,000	320,000	400,000	480,000	560,000

900,000	270,000	360,000	450,000	540,000	630,000

1,000,000	300,000	400,000	500,000	600,000	700,000

1,250,000	375,000	500,000	625,000	750,000	875,000

1,500,000	450,000	600,000	750,000	900,000	1,050,000

1,750,000	525,000	700,000	875,000	1,050,000	1,225,000

2,000,000	563,325	751,100	938,875	1,126,650	1,314,425

For purposes of computing their pension benefits, pensionable service as of October 31, 2003 was 33.4 years for Mr. Hunkin, .8 years for Ms. Denham, .8 years for Mr. Fox, and .8 years for Mr. McCaughey.

Executive officers covered under the retirement arrangements of CIBC World Markets, including Mr. Kassie, are not covered under the CIBC defined benefit pension plans, nor are they entitled to receive any supplemental executive pension benefits from CIBC.

EMPLOYMENT CONTRACTS

CIBC has entered into change of control contracts with certain senior officers of CIBC, including each of the Named Executive Officers. Each contract is in place for as long as the Named Executive Officer holds his or her respective position. The contracts provide for severance payments to be made to the Named Executive Officer where a change of control, as defined in the contract, occurs and, within 36 months after the change of control occurs, the executive is terminated without cause or resigns for reasons specified under the contract. The amount of severance payment to each Named Executive Officer is equal to two times annual salary and bonus. In addition, the contracts provide for a cash settlement in lieu of continued pension and benefits coverage. Upon a change of control, all deferred equity incentive compensation will become vested and exercisable, including employee stock option and restricted share awards.

OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND EXECUTIVES

At December 11, 2003, the aggregate indebtedness of all directors, executives and employees, entered into in connection with a purchase of securities of CIBC or any of its subsidiaries, was approximately $1,200,305. This amount excludes "routine indebtedness" under applicable Canadian securities law. In all cases, the involvement of CIBC or a subsidiary is as lender, not as provider of a guarantee, support agreement, letter of credit or similar arrangement or understanding.

INDEBTEDNESS OF DIRECTORS(1) AND EXECUTIVES(2)
UNDER SECURITIES PURCHASE PROGRAMS(3)

Name and Principal Position(4)	Largest Amount Outstanding During FY-Ended 31.10.03 ($)	Amount Outstanding as at 11.12.03 ($)	Financially Assisted Securities Purchases During FY-Ended 31.10.03 ($)	Security for Indebtedness(5)

C. Croucher, Executive Vice-President	114,930	104,910	Nil	4,030

D. S. Ferguson, former Executive Vice-President	285,000	285,000	Nil	6,000

J. R. McSherry, Executive Vice-President	427,722	427,722	Nil	17,200

P. Puri, Executive Vice-President	150,000	144,352	Nil	2,900

T. D. Woods, Senior Executive Vice-President	259,992	238,321	Nil	16,000

Notes:

(1)
Loans to directors of CIBC and to proposed nominees for election as directors, who are not employees of CIBC or a subsidiary, and their associates, are made on substantially the same terms, including those as to interest rate and security, as are available when a loan is made to other customers of CIBC with comparable credit ratings and involve no more than usual risks of collectability, and are therefore considered "routine indebtedness" under applicable Canadian securities law.

(2)
"Executives" includes the senior officers of CIBC in charge of principal business units and/or performing a policy-making function in respect of CIBC.

(3)
The loans were for the purchase of CIBC shares in all cases.

(4)
Subject to restrictions under applicable law, all regular full-time and part-time employees, including senior officers, are eligible for loans at preferential interest rates to encourage the purchase of CIBC shares. CIBC's policy is that an employee may borrow an aggregate maximum of one times annual salary at preferred rates for all loans (excluding mortgage loans secured on the employee's principal residence and margin loans); such loans in excess of one times annual salary are made at normal customer rates. For officers, the aggregate maximum amount of loans (excluding the residential mortgage on the principal residence and margin loans) is limited to two times annual salary. The preferred rate for loans to purchase CIBC shares is one-third of CIBC prime lending rate at the time the loan is granted but subject to a minimum of 5.0% per annum, or prime if lower.

(5)
The security for indebtedness column shows the number of shares which were held by CIBC at December 11, 2003 as security.

At December 11, 2003, the aggregate indebtedness of all directors, executives and employees, for reasons other than buying securities of CIBC or any of its subsidiaries, was approximately $334,329,345. This amount excludes "routine indebtedness" under applicable Canadian securities law. In all cases, the involvement of CIBC or a subsidiary is as lender, not as provider of a guarantee, support agreement, letter of credit or similar arrangement or understanding.

INDEBTEDNESS OF DIRECTORS(1) AND EXECUTIVES(2)
OTHER THAN UNDER SECURITIES PURCHASE PROGRAMS

Name and Principal Position(3)	Largest Amount Outstanding During FY-Ended 31.10.03(4) ($)	Amount Outstanding as at 11.12.03(4) ($)

M. G. Capatides, Executive Vice-President	US 961,556	US 949,815

C. Croucher, Executive Vice-President	57,686 US 129,769	325 US 127,480

G. H. Denham, Vice-Chair	US 492,576	US 484,550

D. S. Ferguson, former Executive Vice-President	US 985,170	US 969,116

W. C. Fox, Vice-Chair	74,109 US 1,970,359	33,674 US 1,938,254

M. G. Horrocks, Executive Vice-President	37,124 US 1,970,359	9,082 US 1,938,254

D. J. Kassie, Vice-Chair	95,791 US 3,940,709	24,421 US 3,876,493

P. K. M. Kilgour, Executive Vice-President	41,958 US 965,998	34,051 US 949,857

R. A. Lalonde, Senior Executive Vice-President	US 985,170	US 969,116

J. R. McSherry, Executive Vice-President	US 394,064	US 387,643

M. O'Leary, former Executive Vice-President	44,686	5,007

J. M. Phillips, Executive Vice-President	US 241,504	US 238,567

P. Puri, Executive Vice-President	60,135	44,073

R. E. Venn, Senior Executive Vice-President	US 3,940,709	US 3,876,493

T. D. Woods, Senior Executive Vice-President	US 985,170	US 969,116

Notes:

(1)
Loans to directors of CIBC and to proposed nominees for election as directors, who are not employees of CIBC or a subsidiary, and their associates, are made on substantially the same terms, including those as to interest rate and security, as are available when a loan is made to other customers of CIBC with comparable credit ratings and involve no more than usual risks of collectability, and are therefore considered "routine indebtedness" under applicable Canadian securities law.

(2)
"Executives" includes the senior officers of CIBC in charge of principal business units and/or performing a policy-making function in respect of CIBC.

(3)
Subject to restrictions under applicable law, all regular full-time and part-time employees, including senior officers, are eligible for loans at preferential interest rates to assist them in the purchase of their homes and to assist with other credit requirements. CIBC's policy is that employee lending limits, like those of all other customers, are based on household income and risk profile, with the exception of certain executives where the aggregate maximum amount of loans excluding the residential mortgage on the principal residence and margin loans is limited to two times annual salary. Interest rates on CIBC variable rate personal loans are 1% below prime to a floor of the government prescribed rate. The interest rate on a CIBC personal line of credit, secured or unsecured is prime. Certain employees of CIBC and its affiliates receive loans to finance a portion of their participation in a fund which makes private equity investments on the same basis as CIBC and its affiliates. The loans will mature at the earlier of January 2012 or the liquidation of the fund, and are secured by the employee's interest in the fund. Approximately one-half of each loan is non-recourse. The interest rate on loans for Canadian resident employees is set quarterly at the prescribed rate under the Income Tax Act (Canada). Interest on loans for U.S. resident employees accrues at the U.S. mid-term applicable federal interest rate in effect when the loans are made. VISA interest charges on selected cards are one-half normal customer rates and annual fees. Computer loans are interest free up to $5,000 with a 48 month repayment option. Residential mortgages are: 1% below normal customer posted rates for closed, fixed rate terms of 2 to 10 years (excluding the CIBC Better Than Posted Mortgage); .50% below normal customer posted rates on a 5 year variable rate open mortgage; and .50% below normal customer posted rates on terms of 6 months or 1 year, for the full amount of the mortgage. In addition, in 2002 there was a short term offer of 1.5% below the normal customer 5 year CIBC Better Than Posted Mortgage rate.

(4)
Loan amounts are denominated in the currency in which the loan was made and, unless otherwise indicated, are in Canadian dollars.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

CIBC's commitment to attaining the highest of corporate governance standards is evidenced by the mandate of its Board of Directors, Chairman of the Board, Corporate Governance Committee and Chief Executive Officer. The composition and activities of the Board and its committees are in CIBC's 2003 Annual Report on pages 124 to 126. The Annual Report has been mailed to shareholders with this Management Proxy Circular and is also available at CIBC's website at www.cibc.com.

Improving Board Independence

CIBC has a sound governance structure in place at both the management and Board levels. This structure is continually assessed and enhanced by benchmarking CIBC against the highest governance standards and practices in Canada and the U.S. and by monitoring Canadian and U.S. regulatory developments affecting corporate governance, accountability and transparency of public company disclosure.

The Board of Directors and management recognize the need to constantly strengthen oversight, improve transparency and review corporate governance. In that regard, CIBC continued its ongoing review and evaluation of its corporate governance practices throughout 2003. The Board of CIBC has worked to enhance the independence of the Board and an important initiative to strengthen the Board's independence was implemented in August, 2003, when the positions of Chief Executive Officer and Chairman were separated.

A mandate was created for the newly appointed Chairman, William A. Etherington, a non-executive director who is "unrelated" under the Toronto Stock Exchange guidelines, not "affiliated" under the Bank Act and meets the "independence" standards under the New York Stock Exchange corporate governance rules. The mandate of the Chief Executive Officer was revised to reflect enhanced governance responsibilities.

The Chairman's mandate sets out his responsibilities and leadership role in facilitating the operations and deliberations of the Board. The leadership duties of the Chairman include:

  •
  Presiding at all meetings of the Board of Directors, including portions of those meetings where the Chief Executive Officer or other members of management are not present, and at the Annual Shareholders' Meetings. The Chairman also has the right to attend all committee meetings but may not chair committee meetings or vote on their resolutions.

  •
  Meeting and communicating regularly with all members of the Board and providing feedback and input to all committees as appropriate through the committee chair.

  •
  Meeting and communicating regularly with the Chief Executive Officer on matters pertaining to corporate governance and corporate performance, and providing feedback and advice to the Chief Executive Officer on behalf of the Board and/or individual directors.

  •
  In consultation with the Corporate Governance Committee, facilitating the appointment of members and chairs of the Board committees as well as the process of Board development in respect of skills, composition, recruitment, orientation and assessment of the effectiveness of the Board members and the Board as a whole.

  •
  Leading the process to recommend the Chief Executive Officer for appointment by the Board and to assess his or her performance.

  •
  Verifying that the Board and its committees have appropriate administrative support and, if appropriate, ready access to all senior executive officers and/or external legal, accounting or other advisers.

  •
  Being the recipient of enquiries, complaints, or any significant concerns of Board members on Board matters and, at the request of the Chief Executive Officer and in compliance with CIBC policy, attending any function or meeting dealing with the affairs of CIBC or for any other purpose.

The Chairman is assessed by the Corporate Governance Committee on a regular basis in relation to the performance objectives established by the Board and is elected annually for up to three consecutive years. Subject to a favorable outcome of a formal review, the Chairman may be elected annually to serve for up to an additional three years.

Response to Regulatory Environment

The most significant developments affecting CIBC continue to be the U.S. Sarbanes-Oxley Act, the implementing rules of the U.S. Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE") corporate governance rules. These laws and regulations increase management accountability for violations of U.S. securities laws and affect CIBC's disclosure practices. An important aspect of the Sarbanes-Oxley Act and SEC rules is the certification of disclosure in a foreign company's annual report. CIBC's principal executive officer and principal financial officer must certify financial and other information contained in CIBC's Annual Report filed with the SEC. Mr. Hunkin and Mr. Woods made the required certifications on the Annual Report relating to the year ended October 31, 2003 and, during 2003, voluntarily filed a certificate with the SEC relating to CIBC's quarterly reports to shareholders. In addition, the Board of Directors designated Gary F. Colter as the Audit Committee's "financial expert" pursuant to the U.S. Sarbanes-Oxley Act. CIBC's Board and management continue to monitor pending regulatory developments of the Canadian Securities Administrators, including corporate governance guidelines, audit committee rules and chief executive officer and chief financial officer certification requirements.

Management and the Board believe CIBC is in compliance with the TSX corporate governance guidelines and provide a comparison in Schedule "E" at page 34 of this Circular. Management and the Board have also completed a review of CIBC's corporate governance practices against the recently established NYSE corporate governance rules and believe CIBC's governance practices comply with the rules applicable to a foreign private issuer like CIBC as well as many of the rules which do not apply to CIBC. A comparison is provided in Schedule "F" on page 39 of this Circular and includes a brief description of any significant differences between the NYSE rules applicable to a U.S. listed company and CIBC's governance practices. Each comparison is also available on CIBC's website at www.cibc.com.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

Effective November 1, 2003, CIBC purchased at its expense a blended insurance program that includes Directors' and Officers' Liability Insurance under two policies. The first policy protects directors and officers against liability incurred by them while acting in their capacities as directors and officers of CIBC and its subsidiaries. This policy has an insurance limit of $400,000,000 per claim and in the aggregate for the twelve-month period ending October 31, 2004. There is no deductible.

The second policy applies when the law permits or requires CIBC to indemnify the directors and officers and provides payment on behalf of CIBC to the extent that indemnification was granted. This policy has a limit of $270,000,000 for each loss or claim and in the aggregate, also for the twelve-month period ending October 31, 2004. Under the blended insurance program, limits for this policy are also subject to reduction based on paid losses in other sections. The limit is in excess of a self-retention or deductible of $25,000,000 for each loss or claim, plus co-insurance to a maximum of $10,000,000. Premiums paid by CIBC include approximately $5,000,000 per annum relating to these Directors' and Officers' Liability Insurance policies.

NORMAL COURSE ISSUER BID

CIBC's current normal course issuer bid commenced on December 24, 2003 and is scheduled to terminate on December 23, 2004. CIBC intends to repurchase, from time to time over the next 12 months, up to an aggregate of 18,000,000 of CIBC's issued and outstanding common shares in accordance with the requirements of the Toronto Stock Exchange. A copy of CIBC's Notice of Intention to make a Normal Course Issuer Bid filed with the TSX is available to any shareholder of CIBC, without charge, upon request to the Corporate Secretary at 199 Bay Street, Commerce Court West, 13th Floor, Toronto, Canada, M5L 1A2.

AVAILABILITY OF INFORMATION

You may request a copy of the following documents, at no charge, from Corporate Secretary's Division, 199 Bay Street, Commerce Court West, 13th Floor, Toronto, Ontario, Canada, M5L 1A2:

i)
CIBC's Annual Information Form for the year ended October 31, 2003 along with copies of pages incorporated from CIBC's 2003 Annual Report;

ii)
CIBC's comparative annual financial statements for the year ended October 31, 2003 along with the accompanying auditor's report and any subsequent interim financial statements CIBC has filed with securities regulators; and

iii)
this Management Proxy Circular.

DIRECTORS' APPROVAL

The Board of Directors of CIBC has approved the contents and sending of this Management Proxy Circular to the shareholders.

(Signed) Michelle Caturay
Corporate Secretary
January 8, 2004

SCHEDULE "A"

POLICY ON THE SCOPE OF SERVICES OF THE SHAREHOLDERS' AUDITOR

A.
Purpose – The purpose of this Policy is to set parameters for the engagement of the shareholders' auditor by CIBC consistent with CIBC corporate governance expectations and applicable law, including the U.S. Sarbanes-Oxley Act.

B.
Scope – This Policy covers all work that might be performed by the shareholders' auditor through engagements with CIBC or its subsidiaries.

C.
Definition of Shareholders' Auditor as used in this Policy – The term shareholders' auditor refers to the firm of accountants that is appointed to perform the audit of the consolidated financial statements of CIBC.

D.
Accountability for Management of the Policy – The Chief Auditor is accountable for the management of this Policy and providing interpretations on its application.

E.
Statement of Policy

  Scope of work and authorization standards:

  1.
  All work performed by the shareholders' auditor for CIBC or its subsidiaries will be pre-approved by the Audit Committee. The Audit Committee may delegate authority to pre-approve such work to subcommittees consisting of one or more of its members, provided that any work so pre-approved must be ratified by the full Audit Committee at the next meeting of the Audit Committee. The Audit Committee may also establish pre-approval policies and procedures that are specific to a particular service. In order to meet this responsibility, for each fiscal quarter a pre-approved spending limit by category of allowable work is established and displayed in the Appendix. The Chief Auditor will monitor and report to the Audit Committee the quarterly cumulative use of the pre-approved limits.

  2.
  In the event that a non-audit service is provided by the shareholders' auditor that was not recognized at the time of the engagement to be a non-audit service, such service must be brought to the attention of the Audit Committee or its delegate for approval.

  3.
  The shareholders' auditor will only perform audit, audit-related and tax work. Definitions of "audit", "audit-related" and "tax work", along with examples, are included in the Appendix.

  4.
  The Audit Committee may approve exceptions to (3) above when it determines that such an exception is in the overriding best interests of CIBC and it is determined that such an exception does not impair the independence of the shareholders' auditor. However, certain non-audit activities are generally prohibited and generally will not be considered for exception from this policy. These non-audit activities are listed in the Appendix.

  Ongoing relationship standards:

  1.
  The lead and concurring partners on the engagement will serve for a maximum of five years and then be subject to a five-year time out from serving on CIBC audits.

  2.
  Other than the lead and the concurring partners, audit partners who have responsibility for decision-making on significant auditing, accounting and reporting matters will serve for a maximum of seven years and then be subject to a two-year time out from serving on CIBC audits, unless the audit partner performs less than 10 hours of audit, review or attest services.

  3.
  CIBC will not employ, in a financial reporting oversight role, a member of the shareholders' auditor engagement team within 12 months of the final closure of the audit in which that individual last participated.

F.
Measurement and Reporting Processes

1.
On a quarterly basis, the Chief Auditor will prepare and present to the Audit Committee a summary report of all engagements of the shareholders' auditor that are currently underway or have been completed since the prior quarter's report, including engagements entered into pursuant to pre-approved quarterly limits. The summary report will describe the nature of each engagement, confirm that each engagement is in compliance with this Policy and state the fees received by the shareholders' auditor for each engagement.

  2.
  Business management will make either oral or written presentations to the Audit Committee or its designee seeking pre-approvals for engagements of the shareholders' auditor.

  3.
  On a quarterly basis, the shareholders' auditor will certify to the Audit Committee that all engagements with CIBC have been in compliance with this Policy and will confirm that the shareholders' auditor continues to be "independent" under applicable laws, rules and guidelines. As well, quarterly the shareholders' auditor will table at the Audit Committee a classification and continuity schedule of all partners and staff that must be tracked in order to ensure adherence to the Ongoing Relationship Standards.

  4.
  The Chief Auditor will be a signatory on all contracts of engagement with the shareholders' auditor.

APPENDIX

Categories of Work	Examples of Services	Quarterly Cumulative Pre-approved Limit

Audit	All services performed to comply with Generally Accepted Auditing Standards	$1 million

Audit-related Services	Assurance and related services performed by the shareholders' auditor that are reasonably related to the audit or review of financial statements, including among others:
    •    Employee benefits plan audits,
    •    Due diligence related to mergers and acquisitions,
    •    Accounting consultations and audits in connection with acquisitions,
    •    Internal control reviews,
    •    Attest services not required by statute or regulation, and
	• Consultation regarding financial accounting and reporting standards.	$.5 million

Tax Work	All services performed by professional staff in the shareholders' auditor's tax division, except for those services related to the audit. Tax fees typically include:
    •    Tax compliance,
    •    Tax planning, and
	• Tax advice.	$.5 million

Prohibited Non-Audit Activities	The shareholders' auditor is prohibited from providing any of the following services:
    •    Bookkeeping or other services related to the accounting records or financial statements of CIBC,
    •    Financial information systems design and implementation,
    •    Appraisal or valuation services, fairness opinions, or contributions-in-kind reports,
    •    Actuarial services,
    •    Internal audit outsourcing services,
    •    Management functions or human resources,
    •    Broker or dealer, investment advisor, or investment banking services,
    •    Legal services,
    •    Expert services unrelated to the audit, and
• Any other services that the Public Accounting Oversight Board in the U.S. determines, by regulation, is impermissible.

SCHEDULE "B"

COMMITTEE MEMBERSHIPS AND RECORD OF ATTENDANCE BY DIRECTORS
For the 12 month period ended October 31, 2003

Director	Committee Memberships(1)	Board Meetings Attended	Committee Meetings Attended

Douglas G. Bassett	Audit	18	9 of 9

Jalynn H. Bennett	Corporate Governance (Chair), and MRCC(2)	19	15 of 15

The Lord Black of Crossharbour(3)		15

Gary F. Colter(4)	Audit (Chair), and Corporate Governance	12	4 of 4

Pat M. Delbridge	Audit	19	9 of 9

William L. Duke	Audit	19	9 of 9

Ivan E. H. Duvar	Audit	15	15 of 17

William A. Etherington(5)		19	8 of 8

A. L. Flood	Risk Management	19	9 of 9

Margot A. Franssen	MRCC	19	7 of 7

R. D. Fullerton(3)	Audit	19	9 of 9

The Honourable Gordon D. Giffin(6)	Audit and Risk Management	19	10 of 10

The Honourable James A. Grant(7)	Corporate Governance, MRCC and Risk Management	17	14 of 16

Albert E. P. Hickman	Risk Management	19	9 of 9

John S. Hunkin(5)		19

W. Darcy McKeough(8)	Risk Management	8	4 of 9

Arnold Naimark(3)	Risk Management	19	9 of 9

Michael E. J. Phelps(3)(9)	Corporate Governance, MRCC and Risk Management (Chair)	16	16 of 16

Charles Sirois	MRCC (Chair), and Corporate Governance	13	7 of 7

Stephen G. Snyder	MRCC	18	7 of 7

W. Galen Weston		11

    Summary of Meetings Held:
Board — 19
Audit Committee — 9
Corporate Governance Committee — 8
Management Resources and Compensation Committee — 7
Risk Management Committee — 9

Notes:

(1)
Effective December 5, 2003:
•
Jalynn H. Bennett retired as Chair of the MRCC and was elected as Chair of the Corporate Governance Committee
•
Gary F. Colter was elected as Chair of the Audit Committee and as a member of the Corporate Governance Committee
•
Ivan E. H. Duvar retired as Chair of the Audit Committee and as a member of the Corporate Governance Committee
•
William A. Etherington retired as Chair and as a member of the Corporate Governance Committee
•
Charles Sirois was elected as Chair of the MRCC and as a member of the Corporate Governance Committee

(2)
Management Resources and Compensation Committee

(3)
Will not stand for re-election on February 26, 2004.

(4)
Elected as a member of the Board on February 27, 2003. Mr. Colter has been designated as the Audit Committee's "financial expert" pursuant to the U.S. Sarbanes-Oxley Act.

(5)
Messrs. Etherington and Hunkin are not members of any committee of the Board. Mr. Etherington is entitled to attend all Board committee meetings, but shall not chair any such meeting or vote on any resolution. Mr. Hunkin attends such meetings at the pleasure of each Board committee chair.

(6)
Retired as a member of the Audit Committee and joined as a member of the Risk Management Committee on February 27, 2003.

(7)
Retired as Chair and as a member of the Risk Management Committee and joined as a member of the MRCC on February 27, 2003.

(8)
Retired as a member of the Board on February 27, 2003.

(9)
Retired as a member of the MRCC and was elected as Chair of the Risk Management Committee on February 27, 2003.

SCHEDULE "C"

BOARD MEMBERSHIPS OF NOMINEES FOR ELECTION AS DIRECTORS OVER THE FIVE YEAR PERIOD FROM 1999 TO 2003

Companies identified below are only those listed on a North American stock exchange and exclude CIBC.

Douglas G. Bassett

Hollinger Inc. (Jun-Nov 2003)

Rothmans Inc. (1997-present)

Retirement Residences REIT (1997-present)

Jalynn H. Bennett

Bombardier Inc. (2002-present)

Canwest Global Communications Corp. (1998-present)

Sears Canada Inc. (1993-present)

Wesburne Inc. (1995-2000)

Gary F. Colter

Owens-Illinois Inc. (2002-present)

Saskatchewan Wheat Pool (2003-present)

Pat M. Delbridge

None other than CIBC

William L. Duke

None other than CIBC

Ivan E. H. Duvar

Aliant Inc. (2000-2002)

Maritime Telegraph and Telephone Company, Limited (1985-2000)

The Island Telephone Company Limited (1974-1999)

WAJAX Limited (2001-present)

William A. Etherington

Allstream Inc. (formerly AT & T) (2003-present)

Celestica Inc. (2001-present)

Dofasco Inc. (2002-present)

MDS Inc. (2001-present)

A. L. Flood

Noranda Inc. (2000-present)

Talisman Energy Inc. (2000-present)

Margot A. Franssen

None other than CIBC

Gordon D. Giffin

Bowater Incorporated (2003-present)

Canadian National Railway Company (2001-present)

Canadian Natural Resources, Ltd. (2002-present)

TransAlta Corporation (2002-present)

James A. Grant

CAE Inc. (1991-present)

Shire Pharmaceuticals Group plc (2001-present)

United Dominion Industries Limited (1989-2001)

Albert E. P. Hickman

Aliant Inc. (1999-2002)

Buchans River Ltd. (1996-present)

Fishery Products International Limited (1982-2001)

NewTel Enterprises Limited (1985-1999)

John S. Hunkin

None other than CIBC

Charles Sirois

Coscient Group (1999-2000)

Groupe CGI Inc. (2000-2002)

Microcell Telecommunications Inc. (1997-present)

SignalGene Inc. (1999)

Teleglobe Inc. (1999-2000)

Telesystem International Wireless Inc. (1997-present)

Stephen Snyder

Canadian Hunter Exploration (1998-2001)

TransAlta Corporation (1996-present)

Ronald W. Tysoe

Federated Department Stores, Inc. (1998-present)

E.W. Scripps Company (1996-present)

Great American Financial Resources, Inc. (1999-present)

W. Galen Weston

George Weston Limited (1972-present)

Loblaw Companies Limited (1972-present)

SCHEDULE "D"

SHAREHOLDER PROPOSALS

The following two proposals have been submitted to CIBC by The Association for the Protection of Québec Savers and Investors Inc. ("APEIQ"), 82 Sherbrooke Street, West, Montréal, Québec, H2X 1X3, telephone: (514) 286-1155 for consideration at the Annual Meeting of Shareholders.

PROPOSAL NO. 1

It is proposed that the company adopt a regulation forbidding the chief executive officer to sit on the board of directors of another unrelated listed company.

The APEIQ has submitted the following statement in support of its proposal:

The position of CEO is the most important one in a commercial company. It is therefore normal for the holder of that position to devote the majority of his time, energy and skill to the progress of the company that he leads. Furthermore, the substantial remuneration associated with this position should lead the CEO to limit obligations to third parties. The alleged advantages of business relations, which often serve to justify a CEO's involvement in the boards of other companies, will not be compromised as such relations may be developed, and in reality are already developed, in many other ways. We would like the CEO to avoid having his leadership unduly influenced by factors outside the company by being exclusively dedicated to the company he leads and by not sitting on the boards of directors of unrelated listed companies.

The Board of Directors recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

CIBC's Chief Executive Officer is currently not a director of a listed public company, other than CIBC. Nonetheless, CIBC's Board and management believe that adopting such a proposal could have unintended adverse business consequences. For example, management would lose flexibility in situations where CIBC has a material business interest in an unrelated listed company and it would be in CIBC's best interests to have the Chief Executive Officer sit on the board of that company. The Bank Act contains a duty of care for directors and officers. It states that every director and officer of a bank in exercising their powers and discharging their duties shall act honestly and in good faith with a view to the bank's best interests and shall exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, CIBC's Code of Conduct requires all employees, including the Chief Executive Officer, to pre-clear acting as a director for another company (except family companies and charitable entities) with CIBC's General Counsel. In light of the Bank Act duty of care, the pre-clearance requirement under CIBC's Code of Conduct and the potential, unintended, adverse business consequences, CIBC'S Board and management do not support the adoption of this proposal.

PROPOSAL NO. 2

It is proposed that the company disclose the total value of the retirement pension granted to each of the senior executives and the related annual cost and declare any actuarial deficit related to such plans.

The APEIQ has submitted the following statement in support of its proposal:

Pension plans are part of the overall remuneration for executives and are becoming increasingly more significant. There has been overinflation in this area in recent years, just as in stock options. As pension plans represent major long-term commitments for the company, it is not enough to indicate the annual value of the pension and other benefits given at the time that executives retire. Shareholders must be able to understand the full value of the pension given to each executive and its cost to the company. This information is very relevant as it allows the benefits given to the principal executives to be viewed in relation to previous remuneration, the length of their employment and contribution to the success of the company. Investors will then be able to judge the competence of the compensation committee and the board of directors as a whole in this respect.

The Board of Directors recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

CIBC provides extensive disclosure regarding the pension benefits provided to executives in the "Pension Arrangements" section of the management proxy circular in accordance with applicable securities law (see page 22 of this Circular). This disclosure includes a table reflecting the estimated annual benefit payable upon retirement based on years of service.

As discussed in the report of the Management Resources and Compensation Committee on Executive and Director Compensation, CIBC pension and benefits programs are reviewed periodically against competitive practice and revised accordingly. The Committee also considers the value of pension benefits provided in approving the overall compensation package for senior executive officers. The expense associated with providing pension to executives is recorded in the financial statements on the same basis as for pension benefits provided to other employees in accordance with generally accepted accounting principles.

At present, there is no standard recognized method to determine the value of retirement pensions for compensation disclosure purposes. Alternative methods available may produce widely divergent values for the same pension. For this reason it is not usual for employers to provide this type of disclosure. Therefore, CIBC's Board and management do not support the adoption of this proposal.

SCHEDULE "E"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following table compares CIBC's governance practices and procedures with the TSX corporate governance guidelines.

TSX Guideline for Corporate Governance		Governance Procedures at CIBC
1.
The board of directors should explicitly assume responsibility for the stewardship of the corporation. As part of that overall stewardship responsibility, the board of directors should assume responsibility for the following matters:
The Board of Directors is responsible for supervising the Bank's management and business affairs. The mandate for the Board of Directors sets out the key roles and responsibilities of the Board in fulfilling its stewardship role and includes duties relating to strategic planning, risk management, human resource management, communication and corporate governance.
(a)	Adoption of a strategic planning process;
In accordance with its mandate, the Board reviews and approves the Bank's strategic plans. Business line leaders and other members of management update the Board on implementation actions to assist the Board in monitoring performance against plan with a focus on key risks and strategies.
(b)	Identification of principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;
The Board oversees the identification and management of risks. The Board, through its Corporate Governance, Audit, Risk Management and Management Resources and Compensation committees, evaluates and approves internal control policies, procedures and standards relating to people, processes and systems; reviews credits, investments and other transactions that could adversely affect CIBC's reputation; and reviews and approves policies, procedures and standards relating to the management of risk and applicable laws and regulations.
(c)	Succession planning, including appointing, training and monitoring senior management;
The Board, the Chairman of the Board, the Corporate Governance Committee and the Management Resources and Compensation Committee ("MRCC") have duties relating to succession planning for the Chief Executive Officer. The Board and MRCC are responsible for policies, processes and practices to ensure the quality and orderly succession of other members of senior management. All officers of CIBC are appointed by the Board. Positions at and above Senior Vice-President receive prior review by the MRCC.
(d)	A communication policy for the corporation; and

A Board approved disclosure policy reflects the commitment of the directors and management of CIBC to promoting consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about CIBC to the market and includes the following:
•  CIBC is committed to announcing quarterly earnings results and non-routine material information by press release and concurrently posting the press release to CIBC's website at www.cibc.com.
•  The announcement of quarterly results is followed by an open conference call or webcast meeting that permits the public to listen to the meeting The conference call or webcast meeting is available afterwards through dial-in and/or web replay.
•  To foster consistent, timely disclosure CIBC has procedures in place on who may communicate with the public that apply to all employees and directors.
•  CIBC's Investor Relations Department is responsible for co-ordinating communications with investors, analysts and other members of the investment community.
• CIBC's Communications and Public Affairs Department is responsible for communications with reporters, journalists and other media.

The Audit Committee reviews and the Board approves the Bank's quarterly and annual financial reports to shareholders and related earnings release.

The Audit Committee is also responsible for (i) monitoring procedures established by the Board to provide disclosure of information to customers of the Bank and for dealing with complaints; (ii) establishing procedures to receive and treat complaints received by CIBC on accounting, internal accounting controls or auditing matters; and (iii) establishing procedures for the confidential anonymous submission by employees of CIBC of concerns regarding questionable accounting or audit matters.
(e)	The integrity of the corporation's internal control and management information systems.
The Board, principally through its Audit Committee but also its Corporate Governance, Risk Management and Management Resources and Compensation Committees, reviews and approves internal controls, including management information systems and audit procedures.
2.
The board of directors should be constituted with a majority of individuals who qualify as "unrelated" directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. Management directors are related directors.
A majority of CIBC's Board of Directors are "unrelated" based on the TSX guidelines. Currently, three of CIBC's 20 directors are "related" to CIBC based on TSX guidelines: Mr. Hunkin, as President and Chief Executive Officer; and Mr. Hickman and Mr. Phelps, based on borrowing relationships with CIBC. Two of the 17 nominee directors are "related" to CIBC based on TSX guidelines: Mr. Hunkin and Mr. Hickman for the reasons identified.

The Board determined that a director who is "affiliated" under the Bank Act is also "related" under the TSX guidelines. Under the Bank Act, a director is "affiliated" if the director or the director's spouse or common-law partner has a specific relationship with the Bank, such as (i) being employed by the Bank or its affiliates; (ii) being a significant borrower[1]; (iii) being an officer or director of a significant borrower; (iv) controlling a significant borrower; (v) providing goods or services to the Bank or being a partner, employee or having a substantial investment in a corporation that provides goods or services where total annual billings to the Bank exceed 10% of total annual billings of the director, director's spouse, partnership or corporation; (vi) having a loan that is not in good standing; (vii) being a director, officer, employee or person that controls an entity with a loan that is not in good standing.
3.
	The board has the responsibility for applying the definition of "unrelated director" to the circumstances of each individual director and for disclosing on an annual basis, 1) whether the board has a majority of unrelated directors, and 2) the analysis of the application of the principles supporting their conclusion.	CIBC's Board has a majority of unrelated directors. The analysis of the application of the principles supporting this conclusion is in item 2 above.
1
"Significant borrower" means (i) a natural person who has indebtedness for money borrowed from the Bank or an affiliate of the Bank, other than a loan secured by a mortgage on the person's principal residence, the total principal of which exceeds the greater of $200,000 and 1/50 of 1% of the Bank's regulatory capital ($15.165 billion at October 31, 2003) or (ii) an entity that has indebtedness for money borrowed from the bank or from an affiliate of the Bank the total principal of which exceeds the greater of $500,000, 1/20 of 1% of the Bank's regulatory capital ($15.165 billion at October 31, 2003) and 25% of the value of the assets of the entity.

4.
The board of directors should appoint a committee of directors composed exclusively of outside, i.e. non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees and for assessing directors on an ongoing basis.
The Corporate Governance Committee is comprised of non-employee directors, a majority of whom are unrelated under the TSX guidelines.

The Chairman of the Board, in consultation with the Corporate Governance Committee, is responsible for leading the process of Board development in respect of skills, composition, recruitment, orientation and assessment of the effectiveness of members and of the Board as a whole. The Corporate Governance Committee's duties include (i) reviewing and evaluating the performance of the Board, its committees and its individual directors annually; and (ii) recommending to the Board, candidates to serve as directors including candidates to fill any vacancies that arise between annual meetings. To facilitate the selection process, the Committee may use the services of consultants and in 2003 retained an independent consulting firm to engage in a search for new Board members. The Committee considered the individuals identified by the consulting firm, taking into account the Board's size, composition, expertise, and geographic representation. The Committee recommended to the Board the nomination for election as director of those individuals identified on pages 5 to 9 of this Circular, including a new nominee: Ronald W. Tysoe. Biographical information on Mr. Tysoe is on pages 4 and 8 of this Circular.
5.
The board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.
As noted in item 4 above, the Corporate Governance Committee annually reviews and evaluates the performance of the Board, its committees and individual directors. The Chairman of the Board, in consultation with that committee, leads the process for assessing effectiveness of Board members and the Board as a whole. The Committee then proposes, at least annually, modifications to improve the Board and committee functions and the Bank's corporate governance practices.
6.	Every corporation, as an integral element of the process for appointing directors, should provide an orientation and education program for new recruits to the board.
The Corporate Governance Committee, with the assistance of the Chairman, the Chief Executive Officer and the Corporate Secretary, provides an orientation and education program for new directors, including a Director's Manual. Members of the senior executive team are made available to directors to supplement this orientation. Presentations are made regularly to the Board and its committees on different aspects of CIBC's operations and ongoing educational seminars are held on topics that will assist the Board members in fulfilling their obligations. In 2003, a meeting of the Board was held at which the Chief Executive Officer and the Chief Administrative Officer reviewed with the Board CIBC's internal governance structures, policies and practices; the Board then discussed these and other governance issues without the officers being present. In addition, in January 2004, the Board adopted a Code of Ethics for Directors, which is aligned in many respects with CIBC's Employee Code of Conduct. All directors, regardless of when elected receive a copy of the Code of Ethics and agree to abide by its terms.
7.
The board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.
The Corporate Governance Committee recommends criteria for the composition of the Board and the size of the Board. The Board carefully examines issues relating to its size and balances factors such as age, geographical, professional, and industry representation. Seventeen directors have been nominated in this Circular for election by the shareholders at the 2004 annual meeting.

8.
The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risks involved in being an effective director.
The Board, together with the Corporate Governance Committee, reviews and approves CIBC's director compensation policy and practices to ensure that compensation fairly reflects the responsibilities and risks involved. The Committee retains from time to time an independent external consultant to provide data and advice to the Committee on the appropriateness of its director compensation policy and levels, particularly in light of the number of meetings and amount of time required to be spent by the directors to fulfill their Board and committee obligations. The review of CIBC's director compensation includes benchmarking against other large public companies in both Canada and the U.S., including the major banks in Canada.

The Board has a guideline in place that all directors are expected to acquire, within five years of becoming a director, common shares of the Bank with a value of not less than $300,000. Additional details of director compensation are on page 11 of this Circular.
9.
	Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated, although some committees, such as the executive committee, may include one or more inside directors.	All committees are composed solely of non-employee directors, a majority of whom are unrelated; no Board committee has any officers as members.
10.
The board of directors should expressly assume responsibility for, or assign to a committee, the general responsibility for developing the corporation's approach to governance issues, including the response to the TSX governance guidelines.
CIBC's commitment to corporate governance is evident in the mandates of the Board of Directors, the Chairman of the Board, the Corporate Governance Committee and the Chief Executive Officer. The Board has specific duties relating to corporate governance. The Chairman's responsibility to facilitate Board operations and deliberations expressly includes the discharge of the Board's corporate governance responsibilities. The Chief Executive Officer's responsibilities include participating in the process of evaluating CIBC's governance. The Board, through the Corporate Governance Committee, reviews the Bank's governance practices, policies and procedures against best practices in Canada, the United States and selected other areas of the world. The Corporate Governance Committee has ongoing responsibility to review the state of CIBC's corporate governance as to quality and effectiveness and to recommend enhancements to the Board. The Chairman of the Board, the Corporate Governance Committee and the Board have reviewed and approved this Management Proxy Circular, including this Statement of Corporate Governance Practices.
11.
The board of directors, together with the CEO, should develop position descriptions for the board and the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives, which the CEO is responsible for meeting.
The Board has approved a mandate for the Board of Directors, the Chairman of the Board, the Chief Executive Officer and each of the committees of the Board. These mandates are reviewed by the Board at least annually. The Bank Act provides that certain important matters must be brought before the Board. The Board of Directors also reserves certain decisions for itself and delegates others to management. Several matters such as acquisitions, outsourcing arrangements, significant investments and transactions that are outside the ordinary course are brought before the Board.

The Board approves performance objectives for CIBC, its business lines and the Chief Executive Officer and monitors performance against these objectives.

12.
The board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a director, sometimes referred to as a "lead director".

Appropriate procedures may involve the board meeting on a regular basis without management present or assigning the responsibility of administering the board's relationship with management to a committee of the board.
The positions of Chief Executive Officer and Chairman were separated in August, 2003. The Chairman is a non-executive director, "unrelated" under the TSX guidelines, "unaffiliated" under the Bank Act and meets the "independence" standards under the NYSE corporate governance rules. The Chairman's mandate includes the responsibility to facilitate the operations and deliberations of the Board and the discharge of its corporate governance responsibilities.

The Board and the committees may choose to meet without management present at any time, and do so for some part of all or most of their meetings. In fiscal 2003, the Board and the committees met as set out below:

	Meetings Held	Meetings held without Management Present
Board	19	13
Audit Committee	9	5
Corporate Governance Committee	8	2
Management Resources and Compensation Committee	7	6
Risk Management Committee	9	8

The Board regularly reviews the independence of the Board and its committees.
13.
The audit committee of every board of directors should be comprised only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate and the committee's duties should include oversight responsibilities for management reporting on internal controls. In addition, the audit committee should ensure that management has designed and implemented an effective system of internal control.
The Audit Committee is comprised solely of non-executive directors, all of whom are "unrelated" under the TSX guidelines, "unaffiliated" under the Bank Act and meet the "independence" standards under the NYSE corporate governance rules. The Committee meets regularly with the internal and external auditors, the Office of the Superintendent of Financial Institutions Canada and CIBC's Chief Financial Officer, Chief Risk Officer, Chief Administrative Officer, Chief Auditor, and General Counsel in carrying out its duties. A mandate for the Audit Committee sets out its responsibilities and is described in CIBC's 2003 Annual Report. The Audit Committee regularly reviews CIBC's internal control framework and processes and, in 2003, launched a comprehensive, global review to further enhance CIBC's internal control systems.
14.
The board of directors should implement a system that enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. This engagement should be subject to approval by an appropriate committee of the board.
The mandate for each of the Board of Directors, the Chairman of the Board and the committees of the Board allows retention of independent advisors at the Bank's expense. In fiscal 2003 external consultants were utilized by the Board, the Corporate Governance Committee, the Audit Committee and MRCC.

SCHEDULE "F"

COMPARISON OF NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE
RULES AND CIBC CORPORATE GOVERNANCE PRACTICE

On November 4, 2003, the New York Stock Exchange ("NYSE") established new corporate governance rules. The application of NYSE's rules is restricted for foreign companies, recognizing that they have to comply with domestic requirements. As a foreign private issuer, CIBC must comply with three NYSE rules: 1) satisfy the audit committee requirements of the Securities and Exchange Commission; 2) Chief Executive Officer must promptly notify NYSE in writing after an executive officer becomes aware of any material non-compliance with the applicable corporate governance rules; and 3) provide a brief description of any significant difference between its corporate governance practices and those followed by U.S. companies under NYSE listing standards. The table below discloses any significant differences between CIBC's domestic practice (outlined in Schedule "E" on page 34 of this Circular) and the NYSE rules.

New York Stock Exchange Corporate Governance Rule		Description of Significant Difference between CIBC's Governance Practice and the NYSE Corporate Governance Rules
Director independence
1. 2.

Listed companies must have a majority of independent directors.
In order to tighten the definition of "independent director" for purposes of these standards:
(a)   No director qualifies as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Companies must disclose these determinations.
(b)   In addition:

 (i) A director who is an employee, or whose immediate family member is an executive officer, of the company is not independent until three years after the end of such employment relationship.
(ii) A director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $100,000 per year in such compensation.
(iii) A director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the company is not "independent" until three years after the end of the affiliation or the employment or auditing relationship.
(iv) A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the listed company's present executives serve on that company's compensation committee is not "independent" until three years after the end of such service or the employment relationship.
(v) A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the listed company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues, is not "independent" until three years after falling below such threshold.

TSX "unrelated" definition:    CIBC complies with domestic rules and, in accordance with Toronto Stock Exchange ("TSX") corporate governance guidelines, has a majority of "unrelated" directors. The principles for determining whether a director is "unrelated" are significantly different from NYSE's "independence" standards and include criteria for determining whether a director is "affiliated" under CIBC's governing legislation, the Bank Act. An "unrelated" director is independent of management and is free from any interest and any business or other relationship that could, or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. For an analysis of the application of the principles supporting the Board's conclusion that a majority of CIBC directors are "unrelated" and an explanation of "affiliated" criteria under the Bank Act, see page 35, item 2.
NYSE "independence" rules:    CIBC's Board reviewed NYSE's "independence" standards and determined that a majority of the candidates proposed for nomination as director are "independent". The only candidate who does not meet NYSE's independence standards is John S. Hunkin who is an executive officer of CIBC. While the Board has not formally adopted NYSE's independence standards for its members, the Board has determined that the Audit Committee members must meet NYSE's "independence" standards.
Outlook: During 2004, CIBC's Board will consider the corporate governance guidelines to be published for comment in early 2004 by the Canadian Securities Administrators. Where appropriate, the Board will amend its own mandate to update the principles it uses to assess whether a director is "unrelated", "unaffiliated" or "independent" and will consider whether to formally adopt NYSE's "independence" standards.
3.
	To empower non-management directors to serve as a more effective check on management, the non-management directors of each company must meet at regularly scheduled executive sessions without management.	Conforms. In 2003, the non-management directors met 13 of 19 times without management present for a part of the meeting.

Corporate governance committee
4.	(a) Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	CIBC complies with domestic rules and, in accordance with TSX corporate governance guidelines, all committee members are non-executives and a majority of members are "unrelated". However, it has been determined that all Corporate Governance Committee members meet NYSE's "independence" standards. See item 1 for a brief description of significant differences between TSX "unrelated" principles and NYSE "independence" standards.
	(b) The nominating/corporate governance committee must have a written charter that addresses:	Conforms.
i. the committee's purpose and responsibilities – which, at minimum, must be to – identify individuals qualified to become board members, consistent with criteria approved by the board; select, or to recommend that the board select, the director nominees for the next annual meeting of shareholders; develop and recommend to the board a set of corporate governance principles applicable to the corporation; oversee the evaluation of the board and management; and
ii. an annual performance evaluation of the committee.
Management Resources and Compensation Committee
5.	(a) Listed companies must have a compensation committee composed entirely of independent directors.	CIBC complies with domestic rules and, in accordance with TSX corporate governance guidelines, all committee members are non-executives and are "unrelated". It has been determined that all MRCC members meet NYSE's "independence" standards. See item 1 for a brief description of significant differences between TSX "unrelated" principles and NYSE "independence" standards.
	(b) The compensation committee must have a written charter that addresses:	Conforms. The Corporate Governance Committee, rather than the MRCC, evaluates MRCC performance annually. CIBC does not consider its domestic practice to be significantly different from NYSE's rule.
i. the committee's purpose and responsibilities — which, at minimum, must be to have direct responsibility to:

             (A)   review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board), determine and approve the CEO's compensation level based on this evaluation; and
             (B)   make recommendations to the board with respect to non-CEO compensation, incentive-compensation plans and equity-based plans; and
(C) produce a compensation committee report on executive compensation as required by the SEC to be included in the company's annual proxy statement or annual report on Form 10-K filed with the SEC;
ii. an annual performance evaluation of the compensation committee.
Audit committee
6.	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	Conforms.

7.	(a) The audit committee must have a minimum of three members.	Conforms.
	(b) In addition to any requirement of Rule 10A-3(b)(1), all audit committee members must satisfy the requirements for independence set out in Section 303A.02.	Conforms.
	(c) The audit committee must have a written charter that addresses:	Conforms, except that CIBC does not prepare an Audit Committee report for inclusion in its annual proxy circular as is required by the SEC for U.S. companies.
(i) the committee's purpose – which, at minimum, must be to:
(A) assist board oversight of (1) the integrity of the company's financial statements; (2) the company's compliance with legal and regulatory requirements; (3) the independent auditor's qualifications and independence, and (4) the performance of the company's internal audit function and independent auditors; and
(B) prepare an audit committee report as required by the SEC to be included in the company's annual proxy statement;
(ii) an annual performance evaluation of the audit committee; and
(iii) the duties and responsibilities of the audit committee – which, at a minimum, must include those set out in Rule 10A-3(b)(2), (3), (4) and (5) of the Exchange Act, as well as to:
(A) at least annually, obtain and review a report by the independent auditor describing: the firm's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor's independence) all relationships between the independent auditor and the company;
(B) discuss the company's annual audited financial statements and quarterly financial statements with management and the independent auditor, including the company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations";
(C) discuss the company's earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;
(D) discuss policies with respect to risk assessment and risk management;
(E) meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors;
(F) review with the independent auditor any audit problems or difficulties and management's response;
(G) set clear hiring policies for employees or former employees of the independent auditors; and
(H) report regularly to the board of directors.
	(d) Each listed company must have an internal audit function.	Conforms.
8.	Shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.	CIBC complies with TSX rules to obtain shareholder approval of share compensation arrangements which involve a new issue of shares. Unlike the NYSE rules, TSX rules do not require shareholder approval for compensation arrangements involving purchase of shares in the open market at fair market value.

Corporate governance guidelines
9.	Listed companies must adopt and disclose corporate governance guidelines.	CIBC has guidelines and policies which address director qualification, director compensation, director responsibilities, director access to management and independent advisers, director orientation and continuing education, management succession and evaluating Board performance. During 2004, CIBC's Board will re-evaluate these guidelines and policies and update them where appropriate to reflect corporate governance guidelines to be published for comment in early 2004 by the Canadian Securities Administrators. CIBC will post these updated and consolidated corporate governance guidelines to its website at www.cibc.com. The Board expects to perform a similar re-evaluation for mandates of the Board of Directors, each of its committees (Audit, Corporate Governance, Management Resources and Compensation, Risk Management), Chairman of the Board and Chief Executive Officer. Once completed, these mandates will be posted to CIBC's website at www.cibc.com.
Code of ethics for directors, officers and employees
10.	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Conforms. CIBC's Employee Code of Conduct and Director Code of Ethics have been posted to CIBC's website at www.cibc.com.
CEO certification
11.	(a) Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.	The CEO will voluntarily file this certificate when the annual report is filed with the SEC.
(b) Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of this Section 303A.

Canadian Imperial Bank of Commerce
Head Office
Commerce Court
Toronto, Ontario
CANADA
M5L 1A2

Corporate Secretary's Division
199 Bay Street
Commerce Court West, 13th Floor
Toronto, Ontario, Canada, M5L 1A2
Telephone: (416) 980-3096
Telecopier: (416) 980-7012
Email: michelle.caturay@cibc.com

Printed in Canada on recycled paper

CANADIAN IMPERIAL BANK OF COMMERCE PROXY Annual Meeting of Shareholders — February 26, 2004

The undersigned Shareholder of CANADIAN IMPERIAL BANK OF COMMERCE ("CIBC") hereby appoints William A. Etherington, Chairman of the Board, or failing him, John S. Hunkin, President and Chief Executive Officer, or instead of either of them,                                                             as proxyholder of the undersigned with power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned as directed below, and in respect of all other matters that may properly come before the ANNUAL MEETING OF SHAREHOLDERS (the "Meeting") to be held on February 26, 2004 and any adjournments thereof. This proxy is solicited by and on behalf of management of CIBC.

The directors and management recommend shareholders vote FOR the matters below:
	Vote FOR	WITHHOLD from Voting
1. Appointment of auditor	☐	☐
2. Election as directors of the nominees listed below:
01–D. G. Bassett	02–J. H. Bennett	03–G. F. Colter
04–P. M. Delbridge	05–W. L. Duke	06–I. E. H. Duvar
07–W. A. Etherington	08–A. L. Flood	09–M. A. Franssen
10–G. D. Giffin	11–J. A. Grant	12–A. E. P. Hickman
13–J. S. Hunkin	14–C. Sirois	15–S. G. Snyder
16–R. W. Tysoe	17–W. G. Weston
Mark "X" for only one box:
Vote FOR all nominees ☐
WITHHOLD from voting for all nominees ☐
WITHHOLD vote for an individual nominee* ☐
*Write number(s) of nominee(s) below – USE NUMBER ONLY

	Vote FOR	Vote AGAINST
3. By-Law amendment relating to the remuneration of directors	☐	☐
4. By-Law amendment relating to the appointment of directors	☐	☐

The directors and management recommend shareholders vote AGAINST the matters below:
	Vote FOR	Vote AGAINST
5a) Shareholder Proposal No. 1	☐	☐
b) Shareholder Proposal No. 2	☐	☐
These Shareholder Proposals are set out in Schedule "D" to the accompanying Management Proxy Circular.

Date	Signature

This form must be executed by the shareholder or by his/her attorney duly authorized in writing. If the shareholder is a body corporate, an estate, or trust, the proxy must be executed by the officers or attorney thereof, duly authorized, in which case each signatory should state the capacity in which he/she signs. If this proxy is not dated in the space provided, it will be deemed to bear the date on which it was mailed to the shareholder. This form of proxy confers discretionary authority upon the person whom it appoints in respect of any variation or amendments or additions to the matters identified in the Notice of Meeting and any other matter that may properly come before the Meeting or any adjournment thereof.

Shares represented by any properly executed proxy will be voted or withheld from voting by the persons designated in accordance with the instructions marked on the proxy form. In the absence of shareholder instructions, shares represented by this proxy will be voted FOR items 1 to 4 and AGAINST items 5 (a) and (b).

Every shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in this form of proxy, to attend, vote and act for and on behalf of such shareholder at the Meeting. To exercise this right a shareholder may strike out the names of the persons designated and insert the name of the shareholder's nominee in the blank space provided or may use another appropriate form of proxy.

THIS IS YOUR PROXY. PLEASE COMPLETE AND RETURN IN THE ENVELOPE PROVIDED.
IF YOU RECEIVE MORE THAN ONE PROXY, PLEASE COMPLETE AND RETURN EACH ONE.

January 29, 2004

NOTICE TO ALL REGISTERED SHAREHOLDERS

National Instrument 54-102 of the Canadian Securities Administrators relating to shareholder communications provides shareholders with the opportunity to elect annually to have their name added to CIBC's supplemental mailing list in order to receive CIBC's Quarterly Reports. If you wish to receive such reports, please complete and return this notice to the address noted below.

CIBC has implemented an electronic delivery program. If you wish to receive delivery of the Quarterly Reports and certain other CIBC communications via the Internet rather than by mail, please sign and return the consent on the reverse side of this notice. (If you have previously provided your consent, it is not necessary to complete the reverse of this form.)

Shareholder Signature:
Shareholder Name:	Please print
Shareholder Address:

Please print
Shareholder e-mail:	Please print

I confirm that I am a shareholder of Canadian Imperial Bank of Commerce

Language Preference:	English ☐	French ☐
Date:

Please return to:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, Canada M5C 2W9

Consent to Electronic Delivery of Documents

        CIBC has implemented an electronic delivery program under which you, as a CIBC shareholder, may be notified that CIBC's quarterly financial statements and certain other corporate information is available on CIBC's website at www.cibc.com.

With your consent, CIBC will be able to make the information available to you electronically instead of sending you the information by mail. CIBC is subject to legal restrictions for certain documents listed below. To enable CIBC to provide increased convenience to shareholders, benefit the environment and reduce costs for the corporation, CIBC encourages its shareholders to take advantage of CIBC's electronic delivery program. If you would like to take advantage of this electronic delivery program, you must complete the consent form below and return it to CIBC's transfer agent, CIBC Mellon Trust Company by fax 416-643-5501 or mail to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada, M5C 2W9. CIBC encourages you to read the consent form carefully so that you understand the terms under which electronic delivery is made. If you would like to continue receiving these documents by mail, simply complete the reverse side of this form and return it to CIBC Mellon Trust Company; you do not have to complete the consent form below.

If you have any questions about CIBC's electronic delivery program, please call CIBC Mellon Trust Company at 1-800-387-0825 or send an e-mail to inquiries@cibcmellon.com.

TO:	CANADIAN IMPERIAL BANK OF COMMERCE
1.
I consent to receiving all documents to which I am entitled, electronically rather than by mail. I understand that the documents I am entitled to receive are determined by the class of securities I hold and may include:
/*/ CIBC's Quarterly Financial Report
/*/ CIBC's Annual Report (including Annual Financial Statements and Management's Discussion and Analysis), when permitted by law
/*/ Notice of CIBC's Annual or Special Meeting of Shareholders and related proxy and proxy circular, when permitted by law
/*/ CIBC's Supplemental Mailing List Return Card
/*/ Other corporate information about CIBC
2.
I understand and agree that CIBC will notify me when a document which I am entitled to receive is available at CIBC's website www.cibc.com once CIBC has filed the documents with securities regulators. I agree that notification will be sent to me at my e-mail address set out below or in such other manner as CIBC may determine.
	3.	I acknowledge that access to Internet e-mail and the world wide web is required for me to access a document electronically and I confirm that I have such access.
	4.	I understand and agree that:
/*/ any e-mail notice or other notification will not contain an actual document
/*/ any e-mail notice or other notification will contain CIBC's web address (or a hyperlink) identifying where a document is located
/*/ by entering CIBC's web address into my web browser, I can access, view, download, and print a document from my computer
/*/ the system requirements to view and download a document will be specified in CIBC's website; currently a document distributed electronically will be in Adobe's Portable Document Format (PDF)
/*/ the Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge from Adobe's web site at www.adobe.com
5.
I understand that I may request a paper copy of a document for which I have consented to electronic delivery by: calling CIBC at 416-980-6657; sending CIBC a fax at 416-980-5028; sending CIBC an e-mail to financialreport@cibc.com or by sending a request in writing by mail to CIBC Investor Relations Department, Commerce Court North, 4th floor, 25 King Street West, Toronto, Ontario, M5L 1A2. I understand that I may also request a paper copy by contacting CIBC Mellon Trust Company by phone, fax, e-mail or regular mail by using the contact information in number 8 below for CIBC Mellon.
	6.	I understand and agree that:
/*/ at any time and without giving me advance notice, CIBC may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me
/*/ if a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me
/*/ if my e-mail address is found to be invalid, a paper copy of the document will be mailed to me
	7.	I understand that CIBC will maintain, on its website, any document sent to me electronically, for at least 6 months from the date of posting to the website.
8.
I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, at any time, by notifying CIBC Mellon Trust Company by telephone: 1-800-387-0825, fax: 416-643-5501, e-mail: inquiries@cibcmellon.com or mail: CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada, M5C 2W9. I understand that if I change my e-mail address or revoke or modify my consent, I must notify CIBC Mellon Trust Company and they must actually receive and acknowledge my notification for my request to be effective.
9.
I understand that CIBC protects my privacy in accordance with its brochure "Your Privacy is Protected", however, I understand that any notification sent to me by e-mail about the availability of a document will be unencrypted.
	10.	I understand that I am not required to consent to electronic delivery.

I am a security holder of CIBC. I have read and understand the terms of this "Consent to Electronic Delivery of Documents" form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive.

Shareholder Signature:
Shareholder Name:	Please print
Shareholder Address:
Please print
Shareholder e-mail:	Please print

Registered Consent

January 29, 2004

NOTICE TO ALL BENEFICIAL SHAREHOLDERS

National Instrument 54-102 of the Canadian Securities Administrators relating to shareholder communications provides shareholders with the opportunity to elect annually to have their name added to CIBC's supplemental mailing list in order to receive CIBC's Quarterly Reports. If you wish to receive such reports, please complete and return this notice to the address noted below.

CIBC has implemented an electronic delivery program. If you wish to receive delivery of the Quarterly Reports and certain other CIBC communications via the Internet rather than by mail, please sign and return the consent on the reverse side of this notice. (If you have previously provided your consent, it is not necessary to complete the reverse of this form.)

This consent for electronic delivery is for documents sent from CIBC's transfer agent, CIBC Mellon Trust Company (e.g., quarterly financial reports) and does not facilitate electronic delivery of materials delivered to you through your broker or your broker's mailing agent.

Shareholder Signature:
Shareholder Name:	Please print
Shareholder Address:

Please print
Shareholder e-mail:	Please print

I confirm that I am a shareholder of Canadian Imperial Bank of Commerce

Language Preference:	English ☐	French ☐
Date:

Please return to:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, Canada M5C 2W9

Consent to Electronic Delivery of Documents

        CIBC has implemented an electronic delivery program under which you, as a CIBC shareholder, may be notified that CIBC's quarterly financial statements and certain other corporate information is available on CIBC's website at www.cibc.com.

This consent for electronic delivery is for documents sent from CIBC's transfer agent, CIBC Mellon Trust Company, (e.g., quarterly financial reports) and does not facilitate electronic delivery of materials delivered to you through your broker or your broker's mailing agent.

TO:	CANADIAN IMPERIAL BANK OF COMMERCE
1.
I consent to receiving all documents to which I am entitled, electronically rather than by mail. I understand that the documents I am entitled to receive are determined by the class of securities I hold and may include:
/*/ CIBC's Quarterly Financial Report
/*/ CIBC's Annual Report (including Annual Financial Statements and Management's Discussion and Analysis), when permitted by law
/*/ Notice of CIBC's Annual or Special Meeting of Shareholders and related proxy and proxy circular, when permitted by law
/*/ CIBC's Supplemental Mailing List Return Card
/*/ Other corporate information about CIBC
2.
I understand and agree that CIBC will notify me when a document which I am entitled to receive is available at CIBC's website www.cibc.com once CIBC has filed the documents with securities regulators. I agree that notification will be sent to me at my e-mail address set out below or in such other manner as CIBC may determine.
	3.	I acknowledge that access to Internet e-mail and the world wide web is required for me to access a document electronically and I confirm that I have such access.
	4.	I understand and agree that:
/*/ any e-mail notice or other notification will not contain an actual document
/*/ any e-mail notice or other notification will contain CIBC's web address (or a hyperlink) identifying where a document is located
/*/ by entering CIBC's web address into my web browser, I can access, view, download, and print a document from my computer
/*/ the system requirements to view and download a document will be specified in CIBC's website; currently a document distributed electronically will be in Adobe's Portable Document Format (PDF)
/*/ the Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge from Adobe's web site at www.adobe.com
5.
I understand that I may request a paper copy of a document for which I have consented to electronic delivery by: calling CIBC at 416-980-6657; sending CIBC a fax at 416-980-5028; sending CIBC an e-mail to financialreport@cibc.com or by sending a request in writing by mail to CIBC Investor Relations Department, Commerce Court North, 4th floor, 25 King Street West, Toronto, Ontario, M5L 1A2. I understand that I may also request a paper copy by contacting CIBC Mellon Trust Company by phone, fax, e-mail or regular mail using the contact information in number 8 below for CIBC Mellon.
	6.	I understand and agree that:
/*/ at any time and without giving me advance notice, CIBC may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me
/*/ if a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me
/*/ if my e-mail address is found to be invalid, a paper copy of the document will be mailed to me
	7.	I understand that CIBC will maintain, on its website, any document sent to me electronically, for at least 6 months from the date of posting to the website.
8.
I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, at any time, by notifying CIBC Mellon Trust Company by telephone: 1-800-387-0825, fax: 416-643-5501, e-mail: inquiries@cibcmellon.com or mail: CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada, M5C 2W9. I understand that if I change my e-mail address or revoke or modify my consent, I must notify CIBC Mellon Trust Company and they must actually receive and acknowledge my notification for my request to be effective.
9.
I understand that CIBC protects my privacy in accordance with its brochure "Your Privacy is Protected", however, I understand that any notification sent to me by e-mail about the availability of a document will be unencrypted.
	10.	I understand that I am not required to consent to electronic delivery.

I am a security holder of CIBC. I have read and understand the terms of this "Consent to Electronic Delivery of Documents" form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive.

Shareholder Signature:
Shareholder Name:	Please print
Shareholder Address:
Please print
Shareholder e-mail:	Please print

Beneficial Consent

QuickLinks

SIGNATURES
For what matters.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
VOTING INFORMATION
BUSINESS OF THE MEETING
EXECUTIVE AND DIRECTOR COMPENSATION
MEASURING PERFORMANCE
OTHER INFORMATION
SCHEDULE "A" POLICY ON THE SCOPE OF SERVICES OF THE SHAREHOLDERS' AUDITOR
APPENDIX
SCHEDULE "B"
SCHEDULE "C" BOARD MEMBERSHIPS OF NOMINEES FOR ELECTION AS DIRECTORS OVER THE FIVE YEAR PERIOD FROM 1999 TO 2003
SCHEDULE "D" SHAREHOLDER PROPOSALS
SCHEDULE "E" STATEMENT OF CORPORATE GOVERNANCE PRACTICES
SCHEDULE "F" COMPARISON OF NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE RULES AND CIBC CORPORATE GOVERNANCE PRACTICE
NOTICE TO ALL REGISTERED SHAREHOLDERS
Consent to Electronic Delivery of Documents
NOTICE TO ALL BENEFICIAL SHAREHOLDERS
Consent to Electronic Delivery of Documents